File No. 812-13672

UNITED STATES OF AMERICA
BEFORE THE
U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

CLAREMONT SHARES TRUST, CLAREMONT® INVESTMENT PARTNERS, L.L.C. AND FORESIDE FUND SERVICES, LLC

CLAREMONT SHARES TRUST
and
CLAREMONT® INVESTMENT PARTNERS, L.L.C.

104 Summit Avenue, Box 80
Summit, New Jersey 07902-0080

FORESIDE FUND SERVICES, LLC

3 Canal Plaza, Suite 100
Portland, Maine 04101

Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act, under Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1)and 17(a)(2) of the 1940 Act.

January 15, 2010

Please direct all communications regarding this Amended Application to:	Copies to:

Don E. Felice, Esquire Montgomery, McCracken, Walker & Rhoads, LLP 123 South Broad Street, 25th Floor Avenue of the Arts Philadelphia, PA 19109 (215) 772-7385
Gerald P. Sullivan
Claremont® Investment Partners, L.L.C.
104 Summit Avenue, Box 80
Summit, New Jersey  07902-0080
(866) 459 – 2772 and

David J. Berthy
Foreside Fund Services, LLC
3 Canal Plaza, Suite 100
Portland Maine  04101
(866)453 – 5199

This Amended Application consists of 124 pages.
The Exhibits begin on page 117.

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UNITED STATES OF AMERICA
BEFORE THE
U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

CLAREMONT SHARES TRUST
and
CLAREMONT® INVESTMENT PARTNERS, L.L.C.
401 Summit Avenue, Box 80
Summit, New Jersey  07902-0080

FORESIDE FUND SERVICES, LLC
3 Canal Plaza, Suite 100
Portland Maine  04101
File No. 812-13672

Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act, under Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1)and 17(a)(2) of the 1940 Act.

I.	INTRODUCTION.

A.	Summary of the Amended Application.

In this Amendment No. 1 dated January 15, 2010 (the “Amended Application”), the applicants:   Claremont Shares Trust (the “Trust”), Claremont® Investment Partners, L.L.C. (the “Advisor”) and Foreside Fund Services, LLC (the “Distributor,” and collectively with the Trust, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act, under Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act (the “Order”).  The Order would, among other things:  (a) permit shares of an open-end investment company registered under the 1940 Act (“Shares”) redeemable in large aggregations only; (b) permit secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (an “Exchange”), such as the New York Stock Exchange (“NYSE”), the NYSE Arca, and the NASDAQ Stock Market, Inc. (“NASDAQ”); (c) permit certain series or funds to pay redemption proceeds, under specified limited circumstances, more than seven (7) days after the tender of Shares for redemption; (d) permit certain affiliated persons of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of aggregations of Shares; and (e) permit registered open-end management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Advisor, or an entity controlling, controlled by or under common control with the Advisor (collectively, the “Advisor”), and not part of the “same group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act as the Funds (as defined below), to acquire Shares of certain Funds beyond the limits of Section 12(d)(1)(A) of the 1940 Act (such management investment companies and UITs, “Acquiring Management Companies” and “Acquiring Trusts,” respectively, and collectively, the “Acquiring Funds”); and (f) certain Funds and/or any broker-dealer (a “Broker”) registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to sell Shares to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act.  The relief with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the 1940 Act, and Rule 22c-1 thereunder may sometimes be referred to herein as the “ETF Relief.”  The relief with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the 1940 Act may sometimes be referred to herein as the “Section 12(d)(1) Relief.”  The ETF Relief and the Section 12(d)(1) Relief may sometimes be referred to herein collectively as the “Relief.”  Applicants believe that this requested Relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Comparability to Prior Commission Orders.

Except as hereinafter discussed, the requested ETF Relief in this Amended Application is substantially identical to prior relief granted by the U. S. Securities and Exchange Commission (the “Commission”) pursuant to the applications for exemptive relief in connection with “exchange-traded funds” or “ETFs,” and is virtually identical to relief granted to Wisdom Tree Investments, Inc.,1 and IndexIQ ETF Trust,2 as well as similar to relief granted to PowerShares Exchange-Traded Fund Trust and Rydex ETF Trust,3 Nuveen Exchange-Traded Index Trust,4 Fidelity CommonWealth Trust, FRESCO Index Shares Funds, ETF Advisors Trust, Vanguard Index Funds (the shares of which are referred to herein as “VIPERS”), iShares Trust (“iShares”), Select Sector SPDR Trust (“Select Sector SPDRs”), iShares MSCI Series (formerly known as “WEBS”) (“WEBS”), and CountryBaskets Index Fund, Inc. (“CountryBaskets”).5

1
In the Matter of Wisdom Tree Investments, Inc., et al., Investment Company Act Release No. 27391 (June 12, 2006), as amended by In the Matter of Wisdom Tree Investments, Inc., et al., Investment Company Act Release No. 28015 (October 17, 2007) (collectively, the “Wisdom Tree Order”).

2	In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (March 20, 2009) (the “IndexIQ Order”).

3
In the Matter of PowerShares Market-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); and In the Matter of Rydex ETF Trust, et al., Investment Company Act Release No. 25970 (March 31, 2003) (the “Rydex ETF Order”).

4
In the Matter of Nuveen Market-Traded Index Trust Investment Company Act Release No. 25451 (March 4, 2002) (the “Nuveen Order”) The Trust was based on the America’s Fastest Growing Companies Index compiled and published by THE ADVISOR (formerly, Individual Investor Group, Inc.).

5
In the Matter of Fidelity CommonWealth Trust, et al., Investment Company Act Release No. 26178 (September 12, 2003), (the “Fidelity Trust Order”); In the Matter of UBS Global Asset Management (US) Inc. and FRESCO Index Shares Funds, Investment Company Act Release No. 25767 (October 11, 2002) (the “FRESCO Order”); In the Matter of ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002) (the “ETF Advisors Order”); In the Matter of Vanguard Index Funds Investment Company Act Release No. 24789 (December 12, 2000) (the “VIPERS Order”); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000) (the “iShares Orders”); In the Matter of the Select Sector SPDR Trust Investment Company Act Release No. 23534 (November 13, 1998) (the “Select Sector SPDRs Order”); In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No.

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The requested ETF Relief is also very similar to that granted by the Commission to certain UITs:  the BLDRS Index Funds Trust (“BLDRS”), Nasdaq-100 Trust, Series 1 (“QQQs”), Diamonds Trust (“DIAMONDS”), MidCap SPDR Trust, Series 1 (“MidCap SPDRS”), the SPDR Trust, Series 1 (“SPDRs”) and the SuperTrust Trust for Capital Market Fund, Inc. Shares.6

The requested Section 12(d)(1) Relief is virtually identical to that granted in the Wisdom Tree Order and the IndexIQ Order, and is also extremely similar to that granted recently to several of the ETFs mentioned above, including the relief in the orders granted by the Commission to the SPDRs; MidCap SPDRs; DIAMONDS; iShares; and Select Sector SPDRs.7

II.	OVERVIEW OF PRODUCT STRUCTURE.

A.	Summary.

Applicants have undertaken the development of a new investment product designed to offer both retail and institutional investors a lower cost alternative to traditional mutual funds.  This new investment product is the Claremont Shares Trust.  The Trust filed with the Commission a Notification of Registration on Form N-8A on July 29, 2009, and a Registration Statement on Form N-1A on July 30, 2009 (Commission File Nos. 333-160909/811-22319).  The

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21803 (March 6, 1996) (the “WEBS Order”); and In the Matter of CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”).

6
In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Release No. 25797 (November 8, 2002) (the “BLDRS Order”); In the Matter of the Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Trust Order”); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979 (December 30, 1997) (the “Diamonds Order”); In the Matter of MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap Order”); In the Matter of SPDR Trust Series 1, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”); and In the Matter of the SuperTrust Trust for Capital Market Fund, Inc., Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

7
SPDR Trust, Series 1, et al., Investment Company Act Release Nos. 26392 (March 23, 2004) and 26419 (April 19, 2004) (order) (“SPDR Trust Order”) and, iShares Trust, et al., Investment Company Act Release Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (April 15, 2003) (order) (“iShares Trust Order”).

Trust filed a Pre-Effective Amendment to its Registration Statement on Form N-1A on November 6, 2009.  The Trust is registered with the Commission as an open-end management investment company authorized to offer an unlimited number of separate investment portfolios or series.  The Trust intends to offer and sell Shares of at least one, and perhaps more, of these series.  The initial fund will be the NASDAQ OMX® Industry Leaders® Index Fund (the “Initial Fund”).  In the future, the Trust may offer additional series (the “Future Funds” and together with the Initial Fund, the “Funds”).  All existing entities that currently intend to rely on the requested Order are named as Applicants.  Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Amended Application.  Each Fund will be advised by the Advisor and will be in the same group of investment companies as the Initial Fund.  Each Fund will consist of a portfolio of securities (“Portfolio Securities”) selected to correspond generally to the price and yield performance, before fees and expenses, of an equity securities index.

The Advisor has created a proprietary, quantitative methodology described in Section IV.E.1 below and in Exhibit B attached to this Amended Application (the “Quantitative Methodology” or “Methodology”) to serve as an index for use by the Initial Fund; in addition, the Advisor may, in the future, develop additional securities indexes (each an “Index” or “Underlying Index” and collectively the “Indexes”) 8 for use by the Funds.  The Indexes will be

8
The initial Index is not currently used by any investors other than the Initial Fund (which has not yet commenced investment operations) and another, traditional registered open-end management investment company that is managed by the Advisor, the “Industry Leaders Fund.”  However, the Advisor believes the Index is an attractive alternative to traditional capitalization-weighted indexes.  Therefore, the Advisor intends to make the initial Index and any future Indexes (the “Future Indexes”) available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c) (1) or 3(c) (7) of the 1940 Act for which it acts as investment advisor or sub-advisor (the “Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as the investment advisor or sub-advisor (the “Unaffiliated Accounts”).  The Affiliated Accounts and the Unaffiliated Accounts, like the Funds, would seek to track the performance of one or more underlying Index(es) by investing in the Component

Continued...

“transparent,” that is, the Quantitative Methodology and the composition of each Index will be freely available to the public, any change to the Quantitative Methodology will be announced at least sixty (60) days prior to becoming effective, any changes to the Component Securities9 of each Index (i.e., a “reconstitution of the Index), and weightings of each Index (i.e., a rebalancing of the Index), will be announced at least two (2) days prior to any date on which an Index is reconstituted (each such date a “Reconstitution Date”)10 or a date when the Component Securities of an Index are rebalanced (each such occurrence, a “Rebalance Date”), and all such changes will also be freely available to the public.

Each Fund will be advised by the Advisor and may also be sub-advised by a separate, investment advisor, within the meaning of Section 2(a)(20)(B) of the 1940 Act, that is not otherwise an affiliated person of the Advisor or the Funds (a “Sub-Advisor”).  The Advisor will develop the overall investment program for each Fund and oversee any Sub-Advisor’s activities; the Sub-Advisor for any Fund will implement a portfolio strategy of tracking each Fund’s Index, subject to the oversight of the Board of Trustees of the Trust (the “Board”).  None of the Funds will charge a load or impose a sales charge or 12b-l distribution fee, although they reserve the right to do so in the future.

Certain of the Funds may be based on Indexes which are comprised of equity securities issued by one or more of the following categories of issuers:  (i) domestic issuers and (ii) non

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Securities (as defined below in footnote No. 9) of such Index(es) or a representative sample of such Component Securities of the Index.  Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

9	The component securities of an Underlying Index are referred to as “Component Securities.”

10
Certain Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly.  The Reconstitution Dates and Rebalance Dates for each Index will be made available on the Website.

domestic issuers meeting the requirements for trading in U. S. markets (“Domestic Indexes”).  Other Funds will be based on Indexes which are comprised (i) exclusively of equity securities issued by non-domestic issuers in international, global, emerging and/or frontier markets and (ii) of equity securities issued by both such non-domestic and domestic issuers (“International Indexes”).  Future Funds may be based on Domestic Indexes as well as International Indexes.  The Applicants request that the Order, if issued, apply equally to any Future Fund which operates pursuant to the terms and conditions stated in this Amended Application.  Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the primary listing Exchange (the “Listing Exchange”).  As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

The Trust intends to submit an application to list the Shares of the Initial Fund on the NASDAQ and expect that such Shares will be approved for listing in due course.

B.	Description of the Trust and its Funds.

Each Fund will issue its Shares on a continuous basis, in groups of 50,000 Shares or multiples thereof (a “Creation Unit”).  A Fund will not issue Shares in less than Creation Units.  Individual Shares of each Fund will be listed and traded on an Exchange but they will not be individually redeemable; only Shares assembled into Creation Units will be redeemable.  Creation Units, in contrast to individual Shares, will not be listed or traded on an Exchange.  Applicants intend to establish the initial NAV per share at a level convenient for trading purposes.11

11
Applicants believe that a convenient trading range will be between $10 and $200 per Share.  Therefore, each Fund will reserve the right to declare a stock split, or a reverse stock split, if the trading price over time deviates significantly from such price range.  As discussed below, each investor in a Fund will have one vote per Share.

Applicants believe that the Funds, like all other ETFs, must be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption.  Therefore, purchases and redemptions of Creation Units of each Fund generally will be made by an in-kind tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section V.A.7. “Payment for Creation Units” and Section V.A.8. “Redemption of Creation Units.”  In-kind purchases and redemptions of Creation Units will minimize the need to liquidate portfolio securities to meet such purchases and redemptions, and will permit closer tracking of the Underlying Indexes by the Funds.  Only Shares aggregated into Creation Units will be purchased and redeemed in-kind, as individual Shares will be purchased and sold on the Exchanges.

Applicants observe that the ETF structure is no longer novel.  The Commission has had an opportunity to review the operation of ETFs to determine that they would not lead to the abuses that the 1940 Act addresses.  Presently, more than 600 ETFs are actively traded on Exchanges.

Applicants believe that the Funds’ investment strategy of tracking the Indexes fits squarely within the scope of these precedents.  Indeed, Applicants submit that if the Advisor was not an “affiliated person” of the Trust and its Funds, (i) the Funds’ use of the Indexes would be indistinguishable from the use of existing indexes by other ETFs currently trading, and (ii) the Advisor, as an index provider, would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs.  Applicants submit that the structure of the Funds as described herein is substantially the same as the structure of the Wisdom Tree Trust, and is substantially identical to the structure of other existing ETFs (and would be identical, but for the presence of the affiliated index provider).  Applicants further submit that the operation of the Funds and the Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

The fact that the Advisor is the Index provider will not have any impact on the operation of the Funds, because the Indexes will maintain transparency, the Funds’ portfolios will be transparent and the Advisor and the Funds will have adopted policies and procedures to address any potential conflicts of interest, all as discussed herein.  Among other things, these policies and procedures are designed to limit or prohibit communication between the “Index Administrator” (the employee of the Advisor with ultimate responsibility for the Indexes and Quantitative Methodology), the “Index Staff” (those employees of the Advisor appointed to assist the Index Administrator in the performance of his/her duties), any Sub-Advisor, and other employees of the Advisor involved in the portfolio management of the Trust, a Fund, Affiliated Accounts, Unaffiliated Accounts and other advisory clients of the Advisor (collectively, the “Advisory Personnel”).  These policies and procedures are sometimes referred to herein as “Firewalls.”

These Firewalls prohibit the Index Administrator and Index Staff from communicating any Index related information, including information on any companies under consideration for addition or deletion as Component Securities to an Index and/or any information about the Quantitative Methodology, with the Advisory Personnel or any Sub-Advisor.  In addition, the Index Administrator and Index Staff are only permitted to discuss any Index related information, including information on any companies under consideration for addition or deletion as Component Securities to an Index and/or any information about the Quantitative Methodology, with NASDAQ OMX Group, Inc. (the “Calculation Agent”) in the natural course of continuously monitoring each Index.  Similarly, the Calculation Agent is forbidden from discussing any Index related information, including information on any companies under consideration for addition or deletion as Component Securities to an Index and/or any information about the Quantitative Methodology, with Advisory Personnel or any Sub-Advisor; except that, such Advisory Personnel and any Sub-Advisor may receive such information at the same time as it is publicly disclosed on the Funds’ website (the “Website”), or otherwise publicly disseminated by the Calculation Agent and is available to the entire investing public.  With respect to the Funds, a Sub-Advisor and not the Advisory Personnel will be in charge of the day-today portfolio management of a Fund.

The Advisor and the Calculation Agent have created each Index.  The Advisor notes that in other, similar ETF orders the affiliated indices were created not by the investment adviser but by an affiliate of the investment adviser that was a separate legal entity.  In addition, in some of those ETF orders, the investment adviser and the affiliated entity were physically separated and had different employees.  The Advisor does not see any difference or advantage to be offered by an ETF creator being a separate legal entity.  In fact, such separate legal entities are affiliated and thus share common, or the same, ownership.  Also, the Advisory Personnel, Index Administrator and Index Staff currently share a common office facility and are only physically separated by different offices within the office facility.  Due to its current size, the Advisor believes its office facilities are appropriate for its business but would consider such additional physical segregation firewalls in the future if the Trust grows in size.

As Firewalls, the Advisor will have separate files for the Index Administrator and Index Staff, that are not accessible to Advisory Personnel.  In addition, employees of the Advisor involved in creating or maintaining an Index, including the Index Administrator and Index Staff, will not have access to the computer systems used by the Advisory Personnel or any Sub-Advisor in connection with portfolio management.  The Advisor has adopted polices which (i) require any Advisory Personnel to pre-clear all personal securities transactions with a designated employee within the Advisor’s Legal or Compliance teams, (ii) require the Index Administrator and Index Staff to pre-clear all personal securities transactions with a designated employee within the Advisor’s Legal or Compliance teams, and (iii) require that all employees of the Advisor, including the Advisory Personnel, the Index Administrator and the Index Staff, report securities transactions to a designated employee within the Advisor’s Legal or Compliance teams in accordance with Rule 17j-l under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  These procedures will permit the Advisor’s Legal or Compliance teams to monitor the effectiveness of the Firewalls in place.

Applicants believe that this limitation of communication within the Advisor and with the Calculation Agent, its separate files and computer systems, and its compliance procedures should adequately protect the public from any unfair advantages with respect to an affiliated Index provider.

Applicants assert that the Indexes will be as or more transparent than any index used by existing ETFs (e.g., the Wisdom Tree Indexes).  Like the Wisdom Tree Indexes, the indices created and owned by the Frank Russell Company (the “Russell Indices”), and others used by ETFs currently trading, the Indexes owned by the Advisor have been created using a clearly defined Quantitative Methodology that will be publicly available.  To ensure that its Indexes are as transparent as the Russell Indices, arguably the most transparent of any established index family, the Index Administrator will, as the Frank Russell Company does, publish in the public domain, including on its website, and/or the Funds’ Website, all of the rules that govern inclusion and weighting of securities in each of its Indexes.  Applicants believe that this enhanced level of transparency will prevent the Advisory Personnel or any Sub-Advisors from possessing any advantage over other market participants by virtue of its being the creator of the Quantitative Methodology underlying the Indexes, or by its relationship as the creator of the Indexes.  Like all index providers, the Index Administrator reserves the right to modify the Quantitative Methodology in the future.  While the Index Administrator does not presently contemplate specific changes to the Quantitative Methodology, the Methodology could, for example, be modified to reflect changes in the underlying market tracked by an Index or the way the Methodology handles market events.  As a further example, the Methodology could be modified to change the cut-off points between large- and small capitalization companies or to change the way a corporate action, such as a stock split, is handled.  Such changes would not take effect until (1) the Index Administrator has given the Calculation Agent reasonable prior written notice of such rule changes, and (2) the Index Administrator has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect.  The Index Administrator and Index Staff (subject to the oversight of the Index Administrator) are solely responsible for the creation and development of the Quantitative Methodology and determining the nature of modifications to the Quantitative Methodology.  In conjunction with the Firewalls discussed herein, these restrictions will prevent the Advisor, any Sub-Advisor, or any affiliated person of the Advisor, Sub-Advisor or a Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Index or from any Funds that track the Indexes.  Applicants believe that by publicly disclosing the Quantitative Methodology governing the composition and maintenance of the Indexes, and requiring significant advance publication of changes to the Quantitative

Methodology, the Indexes will be as or more transparent than any index used by existing ETFs.  For example, certain indexes used by existing ETFs are “committee-based” not “quantitative;” that is, securities may be added to, or deleted from, such indexes as a result of committee decision.  As the criteria used as the basis of the committee’s decision may not be fully disclosed or available to the general public, it may be difficult for market participants to predict which securities will be added to, or deleted from, one of these indexes.  Similarly, certain other indexes used by existing ETFs may use proprietary algorithms or screening processes that are not fully disclosed.  In addition, Applicants will have adopted Firewalls to address potential conflicts of interest, as discussed in Section III.B below.

Applicants submit that the Funds will use their Underlying Indexes and operate, function and trade in a manner very similar to, the other index-based ETFs which are currently traded, without raising any new issues or concerns, and that they merit the requested relief.

III.	POTENTIAL CONFLICTS.

A.	The Trust and its Funds.

The Trust and its Funds will be structured, managed and operated almost identically to the existing ETFs now trading on the Exchanges, especially those issued by Wisdom Tree Trust.  Applicants submit that the structure and operation of the Trust and its Funds should be extremely familiar to investors and market participants who currently use ETFs and that the Funds’ arbitrage mechanism will function identically to the arbitrage mechanism in effect for existing ETFs.  Therefore, Applicants believe that no additional relief, disclosure or rule modifications should be required to provide investor protection or prevent investor confusion.  As discussed herein, Applicants assert that the Trust and its Funds raise no new issues or concerns and therefore are appropriate vehicles for the relief sought in this Amended Application.

B.	Potential Conflicts of Interest.

Applicants do not believe the potential for conflicts of interest raised by the use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential conflicts presented by an advisor managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds.  More specifically, Applicants do not believe the potential for conflicts presented by the use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side-by-side management of existing ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same advisor.  Furthermore, Applicants do not believe the potential for conflicts presented by the use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented and addressed in the WisdomTree Order discussed herein.  The Advisor has adopted and implemented policies and procedures, including Firewalls, that they believe will minimize or eliminate any potential conflicts of interest.

First, the Advisor will disclose the potential for conflicts to its clients.  Second, as discussed further herein, the Advisor has adopted Firewalls designed to prevent the dissemination and improper use of non-public information about changes to Component Securities and the Quantitative Methodology.  In addition, the Advisor and any Sub-Advisor has adopted and implemented, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.  These include policies and procedures designed to minimize potential conflicts of interest between Funds and the Affiliated Accounts, such as cross trading policies and procedures, and policies and procedures designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.  The structure of the Funds as index funds as well as those of the Affiliated Accounts minimizes the potential for conflicts as the investment strategies of each Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index.  It is not contemplated that the Advisor or Sub-Advisor will receive incentive fees for outperforming an Underlying Index of any Fund or Affiliated Account.  In fact, any material outperformance or underperformance could be viewed negatively by investors in such investments.

Neither the Advisor, nor any of its affiliated persons are, or will be, registered as Brokers.  The Index Administrator and the Index Staff will be the only persons affiliated with the Advisor that work on an Index or its Component Securities.  The Advisory Personnel will provide no other services to the Funds and the Affiliated Accounts except for investment management and administrative services.

IV.	THE APPLICANTS; OTHER PARTIES AND THE INDEXES.

A.	The Trust and its Funds.

The Trust is a Delaware statutory trust formed on April 23, 2009 and which is registered with the Commission as an open-end series management investment company.  The Trust intends to create the separate investment portfolio identified as the Initial Fund, as well as Future Funds, that will operate pursuant to the terms and conditions stated in this Amended Application.  Each Fund is, or will be, designed to use its designated Underlying Index.  Additional information about the initial Index, NASDAQ OMX® Industry Leaders® Index, is discussed in Section IV.E below and Exhibit B attached to this Amended Application.

Each of the Funds intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).

B.	The Advisor and Sub-Advisors.

The Advisor will be Claremont® Investment Partners, L.L.C., a Delaware limited liability company, with its principal office located at 104 Summit Avenue, Summit, New Jersey 07902-0080.  The Advisor is registered as an investment advisor under Section 203 of the Advisers Act.  The Advisor will also serve as the administrator to the Trust and its Funds and may receive an administrative services fee for serving as administrator.  From this administrative services fee, the Advisor shall pay all other Fund expenses.

The Advisor has not yet entered, but intends to enter, into sub-advisory agreements with one or more additional investment advisers to act as Sub-Advisors with respect to the Funds.  Any Sub-Advisor for the Funds will be registered under the Advisers Act and will function as the portfolio manager for each such Fund.  The Advisor will compensate any Sub-Advisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract.  Under the Advisor’s supervision, each Sub-Advisor will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective.

See Section IV.E.3 for information regarding the license of the Indexes to the Advisor and the Trust.

Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 23584 (Jan. 13, 2009), as well as any other disclosure requirements.

C.	The Distributor.

It is currently anticipated that Foreside Fund Services, LLC, located at 3 Canal Plaza, Suite 100, Portland, Maine 04101, will serve as the principal underwriter and distributor of the

Funds’ Creation Units.  The Distributor is registered as a broker-dealer under the Exchange Act and is a member of the Financial Industry Regulatory Authority (“FINRA”) (f/k/a the National Association of Securities Dealers, Inc. or the “NASD”).  The Distributor is not affiliated with any Exchange or with the Advisor or any Sub-Advisor.

D.	Custodian/Transfer Agent/Fund Accounting Agent.

The Trust will appoint PFPC Trust Company to act as custodian (the “Custodian”), and will appoint PNC Global Investment Services (U. S.), Inc. (“PNC”) as the transfer and dividend disbursing agent (the “Transfer Agent”) and fund accounting agent to the Trust.  The duties and obligations of the Custodian and Transfer Agent will be performed in accordance with the provisions of the 1940 Act and the rules thereunder.  Neither PFPC Trust Company nor PNC is affiliated with the Trust, the Advisor, a Sub-Advisor or the Distributor.

E.	The Indexes and the Calculation Agent.

The initial Index will be the NASDAQ OMX® Industry Leaders® Index.  The Advisor has spent more than thirteen (13) years in its development of the Quantitative Methodology underlying the NASDAQ OMX® Industry Leaders® Index.  Although this section generally discusses the NASDAQ OMX® Industry Leaders® Index, the same information would apply to additional Indexes created by the Advisor and used by Future Funds pursuant to this Order.

The Advisor has patented and otherwise owns all intellectual property concerning such Quantitative Methodology.  The Advisor has entered into an agreement (the “Index Agreement”) with NASDAQ OMX Group, Inc. to serve as the Calculation Agent.  The Calculation Agent desires to create, calculate and disseminate the initial Index based on the Quantitative Methodology.  As a part of the arrangement, the parties would jointly market and co-brand the Index, and the Advisor would be granted the right to exclusively issue or license derivative products based upon the Index, such as investment companies (including ETFs and mutual funds), financial instruments, derivatives, separate accounts or other asset-based products based on the Index.  Once the necessary Relief has been obtained, the Advisor plans on sponsoring the Initial Fund based on the Index.  In addition, the Advisor plans on licensing and managing a current mutual fund it advises based on the Index, and offering to license and manage several Affiliated Accounts based on the Index.  In the future, the Advisor may wish to license the use of the Index to others, such as other ETF sponsors, mutual funds and separate account managers.

The Calculation Agent is not and will not be an affiliated person, as such term is defined in the 1940 Act, or an affiliated person of an affiliated person, of the Trust, the Advisor, any Sub-Advisor, any promoter or the Distributor.  The Calculation Agent will implement the Quantitative Methodology, calculate and maintain each Index, and calculate and disseminate the Index values.  Pursuant to the Index Agreement, the Index Administrator will determine the number, type, and weight of securities that will comprise each Index and will perform or cause to be performed all other calculations necessary to determine the proper make-up of each Index, including the reconstitution updates for such Index.  Pursuant to terms of this Index Agreement, the Calculation Agent will be solely responsible for all such Index maintenance, calculation, dissemination and reconstitution activities.  The Calculation Agent will disseminate Index information to subscribers, including any Sub-Advisor.  The Calculation Agent will be instructed not to communicate any non-public information about the Indexes to anyone, and expressly not to the Advisory Personnel or any Sub-Advisor responsible for the management of the Funds or Affiliated Accounts.  The Calculation Agent will be instructed to disseminate information about the daily constituents of the Indexes to Advisory Personnel or any Sub-Advisor responsible for the management of the Funds or Affiliated Accounts, as applicable, and the public at the same time.  Index values on a total return basis will be disseminated on an end-of-day basis.  Price index values will be calculated by the Calculation Agent and disseminated every 15 seconds to the Securities Industry Automation Corporation (“SIAC”) so that such Index values can print to the Consolidated Tape.  A “total return index value” reflects price appreciation (or depreciation) of the Component Securities plus reinvestment of dividends.  A “price index value” reflects only price appreciation (or depreciation) of the Component Securities.  Information on each Index, including data on Component Securities and weightings, will be available on the Website, as will a description of the Quantitative Methodology.  The Index Administrator and the Index Staff will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation, dissemination and reconstitution in accordance with the Quantitative Methodology.  The Index Administrator and the Index Staff do not, and will not, have any responsibility for the portfolio management of the Funds.  The actual portfolio management of the Funds will be handled by a Sub-Advisor.  A Sub-Advisor will replicate its applicable Index in the same manner as other ETFs that replicate non-affiliated indices.

1.	Quantitative Methodology.

a.	Initial Index; Domestic Indexes; and Securities Selection.

The initial Index will be the NASDAQ OMX® Industry Leaders® Index.  The initial Index is a Domestic Index.  The initial Index consists of between 65 and 85 large capitalization blue chip companies – in forty-five (45) to sixty (60) industries – with superior credit quality.  The initial Component Securities are leaders in their field identified by their substantial capitalization, established history of earnings and dividends, ample liquidity and easy access to credit.  Future Domestic Indexes are anticipated to be derived from the Quantitative Methodology underlying this initial Index or represent a subset of such Index.

Each Domestic Index does, and will, meet the criteria for indexes underlying ETFs as set forth in the “generic listing standards” of the Exchange for ETFs investing in domestic equity securities12 (the “Generic Listing Standards”).

Each Domestic Index will be reconstituted on a fixed, periodic basis, no more frequently than monthly.  Each of the Domestic Indexes assumes dividends are reinvested into the Index.  The Domestic Indexes are calculated using primary market prices.

b.	International Indexes; and Securities Selection.

The Advisor and the Calculation Agent may, in the future, develop International Indexes.  Each International Index used as an Index by any Fund will be an equity index developed by the Advisor and the Calculation Agent for equity investors wishing to invest in securities of non-domestic issuers.  All of the International Indexes will be derived from the application of the Quantitative Methodology.  Each International Index will meet the criteria set forth in the Generic Listing Standards.  In order to be included in an International Index, each Component Security must meet the eligibility requirements set forth in the Quantitative Methodology for such Index.  The Quantitative Methodology for each International Index used as an Index will be published on the Website.

Some or all of the Component Securities of the International Indexes may be securities issued by foreign domiciled companies that are listed and traded on non-U. S. exchanges.  A web address exists for every international exchange on which the international Component Securities trade and “quotations” can be accessed for each of such Portfolio Securities through such web address.  In addition, U.S. retail investors with access to the Internet can access “quotations” with respect to these foreign Component Securities through Yahoo Finance! as well as other

12	See, for example, NYSE Rule 1202 and NASDAQ OMX Rule 5705.

financial websites.  Investors with access to a Bloomberg terminal can directly access “quotations” and fundamental data on these foreign securities.  Currently, the only international exchange that does not have such information available in English is the website for Mexico’s exchange.  In addition, Applicants understand that the issuers of all Component Securities of any International Index file disclosure documents, such as prospectuses, with their respective regulators.

Each International Index will be reconstituted on a fixed, periodic basis, no more frequently than monthly.  Each of the International Indexes assumes dividends are reinvested into the Index.  The International Indexes are calculated using primary market prices.  The International Indexes will be calculated using U. S. Dollars.

c.	Component and Weighting Changes to the Indexes.

In accordance with the Quantitative Methodology, the Index Administrator will “screen” continuously for the new components to be added to (or deleted from) the Indexes pursuant to the Quantitative Methodology.  Any such additions or deletions will only occur after the close of trading on the last trading day of each month.  Neither the Index Administrator nor the Calculation Agent will disclose any information concerning the identity of companies that meet the selection criteria to the Advisory Personnel or a Sub-Advisor before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public.  The Calculation Agent will be expressly prohibited from providing this information to any other employees of the Advisor or a Sub-Advisor.  The Index Administrator and the Index Staff (i) will not have any responsibility for the portfolio management of the Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with the Advisory Personnel or any Sub-Advisor, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.  Applicants note that the identity and Index weightings of the companies that meet the criteria will be readily ascertainable by anyone, since the Quantitative Methodology, including the selection criteria, will be freely available and published on the Website (or otherwise publicly disseminated by the Calculation Agent).

The new Component Securities and their approximate new weightings will be announced at least two (2) days prior to any Reconstitution Date or Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date and before the opening on the next day to the general public and the Sub-Advisor (on behalf of the Funds) and the Advisory Personnel (on behalf of the Affiliated Accounts).  Again, none of the Advisory Personnel, a Sub-Advisor or any other person, whether affiliated or unaffiliated, would be provided with the Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).13

New Component Securities may be added to an Index on a day other than the Reconstitution Date only if there is a change to the Quantitative Methodology that results in such new Component Securities being added to such Index.  Applicants expect changes to the Quantitative Methodology that result in the addition of Component Securities to an Index on a day other than the Reconstitution Date will occur only infrequently, if at all.  Component Securities may be deleted from an Index on a day other than the Reconstitution Date as a result of either (i) changes to the Quantitative Methodology; or (ii) “corporate actions.”  Pursuant to the Quantitative Methodology, Component Securities of an Index will be deleted from the Index if they (i) are acquired by a company not in such Index; (ii) are de-listed from a specified

13	See also footnote 14 with respect to the Code of Ethics as required under Rule 17j-l of the 1940 Act.

Exchange; (iii) go bankrupt; or (iv) if a U. S. company, re-incorporate outside the U. S. or, if a non-U. S. company re-incorporate outside of its specified eligible region (each, a “corporate action”).  These deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced.  The “lead time” between the announcement of this deletion action and the action itself will range from one day to a few weeks depending on the corporate action.  Except as described above, new Component Securities will not be added to any Index other than on the Reconstitution Date.

As with existing ETFs and other index funds, each Fund will make changes to its portfolio holdings in response to an announced change in its Underlying Index when the Advisory Personnel or Sub-Advisor believes it is in the best interest of the Fund to do so.  Changes to a Fund’s portfolio holdings could be made (i) immediately or shortly after a change to its Underlying Index’s Component Securities or methodology is announced, (ii) on or about the date the announced change to such Index’s Component Securities or methodology is actually implemented by the Calculation Agent, or (iii) any time thereafter.  In determining whether and when to implement a change to a Fund’s portfolio holdings, the Advisory Personnel or Sub-Advisor would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Fund’s tracking error against its Underlying Index.

d.	Liquidity Screening.

As already noted, each Domestic and International Index will meet the criteria for indexes underlying ETFs set forth in the Generic Listing Standards applicable to ETFs investing in domestic equity securities, including the requirement that the “component stocks shall have a minimum monthly trading volume during each of the last six months of at least 250,000 shares for stocks representing at least 90% of the weight of the index or portfolio.”  Each Index used as an Index for any Future Fund will also meet the criteria in the Generic Listing Standards applicable to ETFs investing in equity securities.

e.	Market Impact of Index Changes.

It is impossible to predict when and how market participants will react to announced changes in the methodology or securities of the Funds’ Indexes.  That said, Applicants expect market participants to react to such changes exactly as they would to announced changes in other indexes tracked by traditional mutual funds, ETFs and other investors.  The announcement that a security has been added to a widely-followed index or benchmark may cause the price of that security to increase.  Conversely, the announcement that a security has been deleted from a widely-followed index or benchmark may cause the price of that security to decrease.  To the extent an index or benchmark is not widely followed, any price increase or decrease generally would be expected to be smaller than a corresponding change to a widely-followed index or benchmark.  Similarly, other things being equal, to the extent that an index or benchmark’s methodology is quantitative and transparent, any price increase or decrease generally would be expected to be smaller than the increase or decrease resulting from a change to a non-transparent index or benchmark (because the transparency of the index or benchmark likely would provide the market with more notice of such change).  Because it is impossible to predict when and how market participants will react to announced changes in the methodology or securities of the Funds’ Underlying Indexes, Applicants cannot predict when and how these changes will impact the market price and NAV of a Fund.  In this respect, Applicants do not believe that the Funds and their Underlying Indexes are any different than existing ETFs and their underlying indexes or benchmarks.

f.	Level of Index Turnover.

Applicants expect the level of turnover of the Component Securities of each Index to be between 25% and 75% per year.  Applicants do not expect this to have any significant impact on the tax efficiency or portfolio transaction costs of the Funds because the Funds expect to issue and redeem Shares primarily in exchange for the in-kind creation and redemption of baskets of portfolio securities, thus minimizing the likelihood that portfolio turnover will lead to higher portfolio transaction costs and negative tax consequences.

2.	Transparency of Indexes.

The Advisor will describe the basic concept of each Index and disclose the Quantitative Methodology on the Website.  Changes to the Quantitative Methodology will be publicly disclosed on the Website prior to actual implementation.  Such changes will not take effect until the Index Administrator has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect.  The Index Administrator will not provide the Advisory Personnel, a Sub-Advisor, the Funds or Affiliated Accounts with notice of changes to the Quantitative Methodology prior to making such information publicly available.  The Index Administrator will not provide any Advisory Personnel, employee or director of the Advisor (other than Index Staff) with notice of changes to the Quantitative Methodology prior to making such information publicly available.14

14
However, in accordance with the Firewall policies and procedures, the Index Administrator may make such information available to very senior management or members of the Advisor’s Legal Department who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Advisor.  These persons may have supervisory responsibilities over both Advisory Personnel on the one hand and the Index Administrator and Index Staff on the other.  These persons will be subject to the Advisor’s written policies and procedures adopted under Section 204A and Rule 204A-1 under the Advisors Act.  The Advisor has adopted policies forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Quantitative Methodology or the Indexes or to influence portfolio management decisions.

The Calculation Agent will make available to the Advisory Personnel and any Sub-Advisor information on its Indexes that the Advisor will make available to the general public on the Website.  Each day that the Fund is open (a “Business Day”), the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Component Securities of each Index and their respective weightings in each Index as of the close of the prior Business Day.  Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the securities in each Fund’s portfolio and their respective weightings, and each Fund’s per share NAV, last-traded price and midpoint of the bid/ask spread as of the NAV calculation time (the “Bid/Ask Price”), all as of the prior Business Day.  The components and weightings of the Indexes, as well as each Fund’s portfolio holdings, will also be available through unaffiliated third-party data vendors.

The Website will be freely available to the public as well as to all investors and will provide a weblink to the web address for every Exchange on which the securities of each Index are listed.

Changes to the Component Securities of each Index will be disclosed publicly prior to implementation in the Index by the Calculation Agent and on the Website.  Any such Calculation Agent announcements and Website disclosures to the public will be made in such a manner that neither the Advisory Personnel, a Sub-advisor, nor any Fund or Affiliated Account is notified of actions prior to the general investing public; except that, the Index Administrator and the Index Staff may receive such information in order to monitor the results produced by the Calculation Agent for compliance with the Quantitative Methodology.

Applicants believe that the Indexes will maintain their high level of transparency.  All components, weightings, additions and deletions from the Indexes will not only be publicly available, but will also be publicly announced prior to any changes being made.  As stated above, Applicants believe that this level of disclosure is similar to that of the most transparent Indexes currently used by ETFs, such as the WidomTree Indexes and the Russell Indices.15  The Advisor has adopted policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds, the Affiliated Accounts or the administration of the Indexes, as the case may be.  Further, the Advisor has adopted policies and procedures, including Firewalls, that prohibit and are designed to prevent anyone, including the Index Administrator and the Index Staff, from disseminating or using non-public information about pending changes to Component Securities or methodology; except that, the Index Administrator and the Index Staff may receive such information in order to monitor the results produced by the Calculation Agent for compliance with the Quantitative Methodology.  These policies specifically prohibit the Index Administrator and Index Staff from sharing any non-public information about the Indexes with Advisory Personnel or a Sub-Advisor.  The Advisor has adopted policies, including Firewalls, that prohibit Advisory Personnel or a Sub-Advisor from sharing any non-public information about the portfolio management of the Funds and the Affiliated Accounts with the personnel responsible for creating, monitoring, calculating, maintaining or disseminating the Indexes.

The Advisor has entered into an agreement with an unaffiliated third-party Calculation Agent to calculate and maintain the Indexes on a daily basis.  The Calculation Agent will be instructed to not communicate any non-public information about the Indexes to anyone, but specifically not to the Advisory Personnel or a Sub-Advisor.

15	See, the description of the Russell Index methodology at: http://www.russell.com/us/methodology.asp.

The Calculation Agent will be instructed to disseminate information about the daily Component Securities of the Indexes to the Advisory Personnel or a Sub-Advisor, on behalf of the Funds, the Affiliated Accounts and the public at the same time; except that, the Index Administrator and the Index Staff may receive such information in order to monitor the results produced by the Calculation Agent for compliance with the Quantitative Methodology.  The Index Administrator and Index Staff are employees of the Advisor.  The Calculation Agent is not, and will not be, affiliated with the Advisor.  The portfolio managers responsible for day-to-day portfolio management of the Funds and the Affiliated Accounts are employees of the Advisor or a Sub-Advisor, as applicable.  Employees of the Advisor involved in creating or maintaining an Index, including the Index Administrator and Index Staff will not have access to the computer systems used by the Advisory Personnel or any Sub-Advisor in connection with portfolio management.  The Advisor has adopted polices which (i) require any Advisory Personnel to pre-clear all personal securities transactions with a designated employee within the Advisor’s Legal or Compliance teams, (ii) require the Index Administrator and Index Staff to pre-clear all personal securities transactions with a designated employee within the Advisor’s Legal or Compliance teams, and (iii) require that all employees of the Advisor, including the Advisory Personnel, the Index Administrator and the Index Staff, report securities transactions to a designated employee within the Advisor’s Legal or Compliance teams in accordance with Rule 17j-l under the 1940 Act and Rule 204A-1 under the Advisers Act.

a.	Public Availability of Information Relating to the Component Securities of Each Index.

All the Component Securities that comprise the Indexes will be listed on an Exchange.

3.	Use of Indexes by Funds.

As discussed in Section II.B above, the Advisor is an “affiliated person,” of the Trust and the Funds.  The Advisor, as owner of all of the intellectual property related to the calculation of each Index, intends to license the use of the Indexes, their names and other related intellectual property for use in connection with the Trust, the Funds and the Affiliated Accounts.  Such license will specifically state that the Advisor must provide the use of the Indexes and related intellectual property at no cost to the Trust and the Funds.

V.	APPLICANTS’ PROPOSAL.

A.	Operation of The Funds.

1.	Capital Structure and Voting Rights; Book-Entry.

Shareholders of a Fund will have one vote per each Share owned with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act and the rules promulgated thereunder and under Delaware law.

Like the shares of all other ETFs, Shares will be registered in book-entry form only and the Funds will not issue individual share certificates.  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (e.g., Brokers, banks, trust companies and clearing companies) (“DTC Participants”).  Shares will be registered in book entry form only, which records will be kept by the Depository.  Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and the DTC Participants.  All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified.  No Beneficial Owner shall have the right to receive a certificate representing such Shares.  Conveyances of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

2.	Investment Objectives.

a.	General.

The investment objective of each Fund will be to provide investment returns that closely correspond, before fees and expenses, to the price and yield performance of its Underlying Index.  In seeking to achieve the respective investment objective of each Fund, the Advisor or any Sub-Advisor will utilize a “replication” strategy with respect to its Underlying Index.  Applicants expect that a Fund using a replication strategy will invest in substantially all of the Component Securities in its portfolio in the same approximate proportions as in its Index.  These strategies are identical to those employed by ETFs currently trading, such as iShares and VIPERs.

From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index as discussed in Section IV.E above or to maintain RIC compliance as briefly discussed in Section V.F below.  Under normal circumstances, Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees or expenses.

Under normal circumstances, at least 95% of a Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the Component Securities of its Underlying Index.  Each Fund may also invest up to 5% of its assets in securities not included in its

Underlying Index.  For example, a Fund may invest in securities that are not components of its Underlying Index in order to reflect various corporate actions and other changes in such Index (such as reconstitutions, additions and deletions).  As long as a Fund invests at least 95% of its total assets in the stocks of its Underlying Index, it also may, but is not required to, invest its other assets in futures contracts, options on futures contracts, options, and swaps, as well as cash and cash equivalents, and other investment companies16 all in accordance with the requirements of the 1940 Act and rules promulgated thereunder.

b.	Brief Description of the Initial Fund.

Applicants initially intend to offer Shares of one ETF, the Initial Fund, that seeks investment results that correspond generally to the price and yield information, before fees and expenses, of its Underlying Index, the NASDAQ OMX® Industry Leaders® Index.  The Applicants may, in the future, offer one or more additional Funds based upon their respective Underlying Indexes.

The NASDAQ OMX® Industry Leaders® Index consists of between 65 and 85 large capitalization blue chip companies – in forty-five (45) to sixty (60) industries – with superior

16
Each Fund is permitted to invest in shares of other exchange-traded funds (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions.  Such investments would be made within the limits of Section 12(d)(1) of the 1940 Act and would be made through purchases of shares in the secondary market or through receipt of shares as part of the in-kind tender of specified securities (the “Deposit Securities”) contributed to a Fund through the in-kind purchase of one or more Creation Units.  A Fund would only hold shares of another exchange-traded fund if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Fund’s Portfolio Securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index.  For example, a Fund might invest in shares of a single exchange-traded fund instead of shares of one or more securities in its Underlying Index.  The ability to submit or receive a single easily tradable security (i.e., shares of an exchange-traded fund) as a substitute for a group of Portfolio Securities is expected to decrease the costs of creation and redemption activity.  The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to securities in its Underlying Index through its investment in a single exchange-traded fund holding similar securities.  See, e.g., In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 26626 (October 5, 2004) discussing investments in other exchange-traded funds.

credit quality.  The NASDAQ OMX® Industry Leaders® Index consists primarily of common equity securities of companies that are domestically traded in the U. S.  Some foreign issuers may be represented in the Index; provided, that, such foreign issuer’s equity securities must be domestically traded on a U. S. Exchange.  The NASDAQ OMX® Industry Leaders® Index consists of companies that are predominately leaders in their respective industries, that have common shareholder equity amongst the highest in their respective industries, and with debt securities, if any, rated at least “A,” or comparable quality by a nationally recognized rating organization, or of comparable quality as determined by the Advisor.

Each of the Indexes may include domestic common stocks, foreign stocks for which the primary exchange is in the US, tracking stocks shares of beneficial interest or limited partnership interests, units of beneficial interest or limited partnership interest and REITS.  None of the Indexes will include closed-end funds, convertible debentures, exchange traded funds, ordinary shares, preferred stocks, rights, warrants, units and other derivative securities, or passive foreign investment companies.17  None of the Domestic Indexes will include American Depository Receipts (“ADRs”), Global Depository Receipts (“GDRs”) or Euro Depository Receipts (“EDRs”).  An International Index may include ADRs, GDRs and EDRs (collectively, “Depository Receipts”).

Any Depositary Receipts held by an International Fund will be negotiable securities that represent ownership of a non-U. S. company’s publicly traded stock.  Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than foreign Component Securities of the relevant International Index, will improve the liquidity, tradability and settlement of an

17
The prohibition in investing in passive foreign investment companies is due to tax reporting reasons.  If rules are ever changed so that income paid by such entities is considered “good” income for RIC purposes, the Advisor may include them in the future.

International Fund’s then current Deposit Securities (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting an International Fund to maintain direct exposure to Component Securities of its International Index.  Applicants note that any International Fund will treat Depositary Receipts that represent foreign Component Securities of its International Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in an International Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “depository”) and evidence ownership interests in a security or a pool of securities (the “underlying securities”) that have been deposited with the depository.18  To the extent that an International Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange.  An International Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Advisor or a Sub-Advisor deems to be illiquid or for which pricing information is not readily available.  An International Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.19  Generally, an International Fund would only hold Depositary Receipts when the Depositary Receipt is a Component Security of the Fund’s Index, or in situations where the Advisor or a Sub-Advisor

18
With respect to ADRs, the depository is typically a U. S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act of 1933, as amended (the “Securities Act”) on Form F-6.  With respect to other Depositary Receipts, such as GDRs and EDRs, the depository may be foreign or a U. S. entity, and the underlying securities may have a foreign or a U. S. issuer.  No affiliated persons of Applicants or any Sub-Advisor will serve as the depository bank for any Depositary Receipts held by an International Fund.

19
Applicants understand that since 1984 all listed ADRs are required to be sponsored.  Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues.  Thus, although the Applicants have no present intention for an International Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for an International Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the International Fund.

believes that holding the Depositary Receipt, rather than the underlying foreign Component Security, would benefit the International Fund.  This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the International Fund’s then current Deposit Securities.  For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt.  In certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process.  In addition, in situations where an International Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling Deposit Securities upon creation and of disposing of Portfolio Securities received through redemption.  In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs.  For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul.  In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Deposit Securities upon creation or distributed as Portfolio Securities upon redemption.  This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent.  To the extent an International Fund is invested in Depositary Receipts and an International Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the International Fund and its International Index.20  The Advisor or Sub-Advisor will monitor each International Fund’s portfolio and International Index on a daily basis and would take appropriate action as warranted (such as rebalancing the International Fund’s portfolio) to reduce potential tracking error.

Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities.  Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets.  The International Funds will be transparent and will publish each Business Day a list of the current Deposit Securities (including any Depositary Receipts).  The intra-day values of the Deposit Securities will be updated throughout the day.  Authorized Participants21 that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in the Portfolio Securities of a Fund.  Applicants therefore expect that

20
The value of an International Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security, unless one or more Depositary Receipts are actual Component Securities of such Index.

21	“Authorized Participants” are a DTC Participant that has executed a “Participant Agreement” with the Distributor.

an International Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the International Funds.  Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by an International Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts.  Finally, the Applicants do not anticipate any liquidity issues with respect to any International Fund’s use of Depositary Receipts.  Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the International Fund.

Since each Fund intends to replicate its Underlying Index (unless it is determined by the Board that doing so would not be in the best interests of the Fund investors), the Applicants believe that there will be an extremely high correlation between each Underlying Index and the related Fund.  The Applicants believe that this high correlation will tend to minimize tracking error.

3.	Management of the Funds.

The Board will have overall responsibility for the Funds’ operations.  The composition of the Board will be in compliance with the requirements of Section 10 of the 1940 Act.  The Board will have an “independent chairman” and will be in compliance with the Fund governance and other Rules under the 1940 Act.  As discussed above, a Sub- Advisor will be responsible for the investment of Fund assets in accordance with the Fund’s objective.

4.	Listing Exchange.

The Trust will list each Fund’s Shares on a Listing Exchange.  The Trust intends to submit an application to list the Shares of the Initial Fund on NASDAQ and expect that such Shares will be approved for listing in due course.  Each Fund will comply with all applicable rules of its Listing Exchange.  The Distributor will serve as principal underwriter only of Creation Units, and will not maintain a secondary market in Shares.  The principal secondary market for Shares will be the Listing Exchange.  It is expected that one or more member firms of the Listing Exchange will act as a specialist (a “Specialist”), or market maker (a “Market Maker”) in the case of NASDAQ, and maintain a market on the Listing Exchange for the Shares trading on the Listing Exchange (the “Specialist”).  No Specialist for Shares of any Fund listed on NASDAQ or any other Exchange will be an affiliated person, or an affiliated person of an affiliated person, of the Fund, except potentially under Section 2(a)(3)(A) or (C) of the 1940 Act solely due to ownership of Shares, as described below.

As stated above, each Fund meets all of the Generic Listing Standards.  For example, a Listing Exchange will likely consider suspension of trading in or removal from listing of a Fund if (1) there are fewer than fifty (50) beneficial holders of the Fund for thirty (30) or more consecutive trading days; (2) the value of the Underlying Index or portfolio of securities on which the Fund is based is no longer calculated or available; or (3) such other event shall occur or condition exists which in the opinion of such Exchange makes further dealings on the Exchange inadvisable.22  In addition, if a Fund ceases operation and terminates, Applicants expect that the Listing Exchange will require that its shares be removed from listing.

5.	Purchases and Redemptions of Shares and Creation Units.

The Funds will offer and sell Creation Units of Shares through the Distributor on a continuous basis at the NAV per share next determined after receipt of an order in proper form.  The NAV of Shares will be determined as of the close of regular trading on the NYSE (the “NAV Calculation Time,” currently expected to be 4:00 p.m. Eastern Time (“ET”)) on each

22	See, for example, NYSE Rules 1200 et seq. and NASD Rules 4420.

Business Day, which includes any day that the Fund is required to be open under Section 22(e) of the 1940 Act.  Applicants anticipate that the price of a share of each Fund will range from $10 to $200, and that the initial price of one Creation Unit of such Shares will range from $500,000 to $10,000,000.

Shares will be listed on the Listing Exchange and traded in the secondary market in the same manner as other equity securities and ETFs.  The price of Shares trading on the secondary market will be based on a current bid-offer market.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Purchases and sales of Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

Applicants note that the pricing of Shares by means of bids and offers on the Listing Exchange in the secondary market is not novel.  This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance.  This also is the method employed by ETFs currently trading, including QQQs, SPDRs, DIAMONDS, iShares, Select Sector SPDRs, VIPERS and PowerShares whose individual securities all trade on a Listing Exchange.  QQQs, SPDRs, MidCap SPDRs, DIAMONDS, iShares, Select Sector SPDRs, VIPERS and PowerShares have traded at, or very close to, their respective NAVs since their trading commenced.  Applicants believe that, like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at NAV, which should similarly prevent Shares from trading at a material premium or discount in relation to NAV.

6.	Placement of Orders to Purchase Creation Units.

a.	General.

Applicants have determined that the procedures and operations employed by current ETFs are well-understood and efficient and therefore Applicants intend to follow the same methodology.  Therefore, purchases and redemptions of Creation Units will be made generally by means of an in-kind tender of Deposit Securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein.  The Deposit Securities disclosed each Business Day generally will be a pro rata reflection of the Fund’s Portfolio Securities for that Business Day.  However, as with current ETFs, in limited circumstances and only when doing so would be in the best interest of a Fund as determined by the Advisor or any Sub-Advisor, each Fund may designate Deposit Securities that may not be an exact pro-rata reflection of such Fund’s Portfolio Securities.  For example, a Fund might designate a non-pro rata basket of Deposit Securities if one or more Portfolio Securities were not readily available, or in order to facilitate or reduce the costs associated with a rebalancing of a Fund’s portfolio in response to changes in its Underlying Index.  This in-kind approach will minimize the need to liquidate Portfolio Securities to meet redemptions of Creation Units and would permit each Fund to more closely achieve the desired correlation to its Underlying Index.23

However, in some circumstances it may not be practicable or convenient to operate on an in-kind basis exclusively.  In addition, over time, the Trust may conclude that operating on an exclusively in-kind basis for one or more Funds may present operational problems for such Funds.  Therefore, the Trust may permit, in its discretion, with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.  Substitution might be permitted or required, for example,

23
The Funds must comply with the federal securities law in accepting Deposit Securities and satisfying redemptions with Redemption Securities (as defined below), including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a Creation Deposit (defined below), may not be eligible for transfer through either the NSCC Clearing Process or DTC Process (each defined below), may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.  Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of a Creation Deposit are expected to be immaterial, and in any event the Advisor or Sub-Advisor may adjust the relevant Transaction Fee (defined below) to ensure that the Fund collects the extra expense from the purchaser.

In order for the Trust to preserve maximum efficiency and flexibility, the Trust also reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash-only basis.  The decision to permit cash-only purchases of Creation Units, to the extent such a decision is made, would be made if the Trust and the Advisor or Sub-Advisor believed such method would substantially minimize the Trust’s transactional costs or would enhance the Trust’s operational efficiencies.  This would likely happen only in limited circumstances.  For example, on days when a substantial rebalancing of a Fund’s portfolio is required, it might be preferable for the Fund to receive cash rather than in-kind securities so that it has the liquid resources at hand to make the necessary purchases.  If a Fund were to receive in-kind securities on such a day, it may have to sell many of the securities received and acquire new securities to properly track its Underlying Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.

All orders to purchase Creation Units must be placed with the Distributor by or through an Authorized Participant.  Authorized Participants may be, but are not required to be, members of the Listing Exchange.  Authorized Participants making payments for Creation Units of Shares of International Funds placed through the Distributor must have international trading capabilities and must deposit the Deposit Securities with the Fund “outside” the NSCC Clearing Process (as defined below) through each Fund’s custodian and relevant sub-custodians in the manner described below.

b.	NSCC Clearing Process, and DTC Process.

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below.

The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC.  The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities, such as SPDRs and VIPERS and will be utilized in connection with the Shares of all Funds.  The enhanced clearing process (the “NSCC Clearing Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.

By contrast, the manual clearing process (the “DTC Process”), which is available to all DTC participants, involves a manual line-by-line movement of each securities position.  Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Units.

c.	Transaction Fees.

Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units.  For this reason, investors purchasing or redeeming through the DTC process currently will pay a higher Transaction Fee than will investors doing so through the NSCC Process.  The Transaction Fee may also recoup other expenses incurred in the transfer of Deposit Securities to a Fund in connection with a purchase of Creation Units, as well as the transfer by a Fund of Portfolio Securities in connection with a redemption of Creation Units; such expenses may include custody fees, brokerage costs, stamp taxes and the like.  The Transaction Fee will be limited to amounts that have been determined by the Advisor or Sub-Advisor to be appropriate.  The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.24  Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Securities.  Every purchaser of a Creation Unit will receive a prospectus that contains complete disclosure about the Transaction Fee, including the maximum amount of the Transaction Fee charged by the Fund.  The method of calculating the Transaction Fees will be the same for purchase and redemption transactions.

d.	Timing and Transmission of Purchase Orders.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV Calculation Time, currently 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to

24
Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Securities.

receive the NAV determined on the Transmittal Date.  The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.  The Distributor also will maintain records of purchase orders, confirmations of purchase orders and the instructions given to the applicable Fund to implement delivery of its Shares.

The Distributor will transmit all purchase orders to the relevant Fund.  The Fund may reject any order that is not in proper form.  After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser.25  The Distributor will furnish a confirmation to those purchasing Shares.

7.	Payment for Creation Units.

Persons purchasing Creation Units from a Fund must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Advisor or Sub-Advisor (the “Cash Requirement”), plus the applicable Transaction Fee.  The Deposit Securities and the Cash Requirement collectively are referred to as the “Creation Deposit.”  The Cash Requirement is a cash payment designed to ensure that the NAV of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase.  The Cash Requirement will be the amount equal to the difference between the NAV of a Creation Unit and the market value of the Deposit Securities.26

25
Creation Units may be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities have not been received in part or in whole, in reliance on the Authorized Participant’s undertaking to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral.  The Authorized Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing the securities and the value of the collateral.  The SAI may contain further details relating to such collateral procedures.

26
If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Cash Requirement will be a negative number, in which case the Cash Requirement will be paid by the Fund to the purchaser, rather than vice-versa.

The Advisor or Sub-Advisor will make available through NSCC on each Business Day, prior to the opening of trading on the Listing Exchange (expected to be 9:30 a.m. ET), a list of names and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund.27  That Creation Deposit will apply to all purchases of Creation Units until a new Creation Deposit composition is announced.  The Advisor or Sub-Advisor also will make available on a daily basis information about the previous day’s Cash Requirement.  The Advisor or Sub-Advisor will make this information available through NSCC along with the information about the Deposit Securities.

Creation Deposits placed using the DTC Process must be delivered through an Authorized Participant.  Authorized Participants wishing to place an order creating Creation Units to be effected using the DTC Process must state that they are not using the NSCC Clearing Process and that the creation of Creation Units will instead be effected through a transfer of securities and cash.  The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund by no later than 11:00 a.m. ET of the next Business Day

27
The Advisor, any Sub-Advisor and the Distributor each have adopted a Code of Ethics as required under Rule 17j-l of the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-l.  In addition, the Advisor and any Sub-Advisor as required under Section 204A of the Advisers Act, have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Advisor, Sub-Advisor or any associated person.  See also Sections IV.E.2 and 3 above.

immediately following such Transmittal Date.  The cash equal to the Cash Requirement must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund no later than 2:00 p.m. ET on the next Business Day immediately following the Transmittal Date.  An order to create Creation Units using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is properly made to the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed.  However, if the Fund does not receive both the requisite Deposit Securities and the Cash Requirement in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be canceled.  Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day.  The delivery of Creation Units purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third (3rd) Business Day following the day on which the creation order is deemed received by the Distributor.

8.	Redemption of Creation Units.

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated).  To redeem, an investor must accumulate enough Shares to constitute a Creation Unit.  Redemption requests must be placed by or through an Authorized Participant.  As required by law, redemption requests will receive the NAV next determined after the request is received.  Therefore, all redemption requests received by the Funds prior to the NAV Calculation Time will receive the NAV determined immediately thereafter, whereas all redemption requests received by the Funds after the NAV Calculation Time will receive the NAV calculated on the immediately following Business Day.  Procedures for redemptions are analogous (in reverse) to those for purchases of Creation Units.  Any such request for redemption of Funds on a Transmittal Date must clearly state whether the NSCC Clearing Process or the DTC Process will be used and must state exactly the time when the transfer of the requisite Shares and cash is to be effected.

In the case of a redemption request made through the DTC Process, such request must be preceded or accompanied by the requisite number of Shares of the Fund specified, which delivery must be made through DTC to the Fund no later than 11:00 a.m. ET on the next Business Day immediately following the Transmittal Date and all other procedures set forth in the Participant Agreement must be properly followed.  When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio Securities from the Fund to the entity placing the redemption request.  The DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Fund Shares, therefore both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Security.  Transmission of the Cash Requirement and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system.  An entity redeeming Shares in Creation Units using the DTC Process will be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process, as disclosed in the Fund’s prospectus.

Shares in Creation Units will be redeemable on any Business Day for a specified basket of securities (“Redemption Securities”).  Applicants expect that the Redemption Securities received by a redeeming investor in most cases will be the same as the Deposit Securities required of investors purchasing Creation Units on the same day.28

In the case of Shares of International Funds, upon redemption of Creation Units and taking delivery of the Portfolio Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Portfolio Securities are customarily traded.  If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Portfolio Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Portfolio Securities in such jurisdictions and in certain other circumstances, the Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash.  For example, if certain holders of Shares reside in a country that is the locale of the International Index, they may be subject to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds.  In such cases, the Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.  In such case, the investors will receive

28
There may be limited circumstances, however, where the Deposit Securities and Redemption Securities could differ from each other.  For example, if the stock of issuer #1 were replacing the stock of issuer #2 in a Fund’s Index at the close of today’s trading session, today’s prescribed Deposit Securities might include the stock of issuer #1 but not issuer #2, while today’s prescribed Redemption Securities might include the stock of issuer #2 but not that of issuer #1.  This flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and lowers the Fund’s brokerage costs, and thus is in the best interests of the Fund’s shareholders.

a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above, as well as the other costs incidental to converting securities to cash.

Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from, or pay to, the Fund, a balancing cash amount analogous to the Cash Requirement.  The redeeming investor also must pay to the Fund a Transaction Fee to cover the costs of moving the securities from one account to another, such as sub-custodian and other transfer fees.  As mentioned above, a Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.29  This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security.  For example, a redeeming investor may be an investment-banking firm or Broker restricted from holding shares of a company whose securities it recently underwrote.30  The right to redeem Shares of any Fund will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the 1940 Act, except as may be permitted by the relief requested below with respect to certain International Funds.  The Advisor will publish daily the list of Redemption Securities.

9.	Pricing of Shares.

The price of Shares trading in the secondary market will be based on a current bid/offer market.  The price of any Shares, like the price of all traded securities, including ETFs, is subject

29	A Fund also may decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors.

30	If a redeeming investor is permitted to take cash in lieu of one or more Redemption Securities, the investor will be required to use the DTC Process rather than the NSCC Process.

to factors such as supply and demand, although Applicants believe that the market value of Shares primarily will rise or fall based on changes in the current value of the Portfolio Securities held by such Fund.  Shares, available for purchase or sale on an intraday basis on the Listing Exchange, will not have a fixed relationship either to the previous day’s NAV nor the current day’s NAV.  Prices on the Listing Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Transactions involving the sale of Shares on any Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on the Listing Exchange for Shares, together with the publication by the Listing Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Requirement will be a key advantage of the Trust in contrast to a traditional mutual fund.  Applicants intend to emphasize this distinction in the marketing of Shares.

Applicants expect that the pricing of Shares by means of bids and offers on the Listing Exchange in the secondary market will be very similar to the pricing of Shares of many other ETFs.  The Applicants are aware of the marketing success of QQQs, SPDRs, MidCap SPDRs, DIAMONDS, iShares, Select Sector SPDRs and VIPERS products, the individual securities of which are traded on U. S. security markets, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities.  QQQs, SPDRs, MidCap SPDRs, DIAMONDS, iShares, Select Sector SPDRs and VIPERS have traded at, or very close to, their respective NAVs, since trading commenced.31  Applicants believe that exchange-traded

31
A Comprehensive Analysis of ETF Premiums and Discounts, presented by Dr. Robert F. Engle, NYU, and Dr. Debo Sarkar, Analysis Group/Economics (January 14, 2002).  Applicants understand that the sole exception is the experience of the Malaysia (Free) Shares MSCI Series, which announced that it was suspending creations and discouraging redemptions following the imposition of capital controls by the Malaysian government in September 1998.  Since the time of that announcement, the shares of the Malaysia (Free) Shares MSCI Series have traded on the American Stock Exchange at substantially wider spreads to NAV than those shares had traded prior to such announcement.

open-end investment companies providing a daily redemption feature affords significant benefits over both a traditional closed-end structure and a closed-end fund that makes periodic repurchase of its shares pursuant to Rule 23c-3.

B.	Likely Purchasers of Shares.

Applicants believe there will be three main types of market participants interested in buying and selling Shares in Creation Units:

•
institutional investors who wish to keep a portion of their portfolio tracking one or more Indexes, and who choose Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

•	arbitrageurs who seek to profit from any slight premium or discount in the market price of individual Shares on the Exchange versus the NAV of those Shares; and

•
Authorized Participants (including a Specialist or Market Maker), who may from time to time find it appropriate to purchase or redeem Creation Units in connection with its market-making activities on the Listing Exchange.

Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market.  Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors as is the case for current ETFs.

C.	Sales and Marketing Materials.

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund” and intend to follow current ETF practices in this regard.  For example, with respect to disclosure in the prospectus concerning the description of a Fund and of the Shares, the Trust and the Funds will observe the following policies:  (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the prospectus only to the extent required by Form N-1A and this phrase will not be included on the prospectus cover page or summary; (3) the front cover page of the prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on the Listing Exchange and will not be individually redeemable; and (4) the prospectus will disclose that the owners of Shares may acquire them from the Fund, and tender them for redemption to the Fund, in Creation Units only.  The detailed explanation of the issuance and redemption procedures for Creation Units will be in the statement of additional information (the “SAI”) to the maximum extent possible.

The advertising and marketing of the Trust and its Funds will be conducted in the same manner as that of existing ETFs; neither the Trust (with respect to any Fund) nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund.  To that end, the designation of the Trust and the Funds in all marketing materials relating to the Funds will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with conventional open-end investment companies.  All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Listing Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender Shares for redemption to the Fund in Creation Units only.  Each Fund’s prospectus will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption, to the Fund in Creation Units only.  The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials posted on the Website, issued or circulated in connection with Shares.  The prospectus will also state that, while Creation Units of Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and will indicate the estimated cost of a Creation Unit of each Fund as of a recent date, and will refer to the SAI for details.

Applicants intend to characterize the management strategy used by the Funds as “indexed” or “passive” in the prospectus, SAI or sales marketing materials.  Applicants intend to describe, and focus a potential investor’s attention on, the Quantitative Methodology utilized in connection with each Index’s construction and maintenance.  Likewise, discussions of the investment process used by the Advisor or Sub-Advisor will characterize the investment strategies as “indexed” or “passive” and all of the documents mentioned above will prominently disclose that the investment objective of each Fund will be to provide investment returns that closely correspond to the price and yield performance of its Underlying Index.

D.	Availability of Information Regarding Shares and Underlying Indexes.

In addition to the list of names and amount of each security constituting the current Deposit Securities of the Creation Deposit, it is intended that, on each Business Day, the Cash Requirement effective as of the previous Business Day, per outstanding share of each Fund, will be made available.  Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

In addition, the following information will be disseminated:  (i) continuously throughout the regular trading hours on the relevant Listing Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET) the market value of Shares by the Listing Exchange over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, the estimated NAV of Shares (which estimate will include the previous day’s Cash Requirement and is expected to be accurate to within a few basis points).32  Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.33  The intra-day value of each Index, based on the market price of its Component Securities, will be updated and disseminated every 15 seconds over the Consolidated Tape and may also be disseminated through organizations authorized by the Calculation Agent each Business Day.34

These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the regular trading hours through the Consolidated Tape or by organizations authorized by the Calculation Agent.  In addition, the Calculation Agent will disseminate over the Consolidated Tape or these organizations values for each Underlying Index once each trading day, based on closing prices of the securities in such Indexes.  Each Fund will make available on a daily basis through NSCC the names and required number of Shares of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Requirement.  The NAV for each Fund will be calculated and disseminated daily.  As discussed further herein, the Website, accessible to all investors at no charge, will publish the current version of the prospectus and SAI, the Underlying Index for each Fund, as well as additional quantitative information that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund.  Also, Applicants expect that the Listing Exchange will disseminate

32
The Applicants understand that NASDAQ listed securities are subject to the NASDAQ Unlisted Trading Privileges Plan (the “UTP Plan”), which provides for dissemination of quotation and trade information for NASDAQ securities, whereas securities from other Exchanges (e.g., the NYSE) are subject to the Consolidated Tape Association Plan (the “CTA Plan”).  The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act.

33
The Applicants understand that NASDAQ disseminates market-traded fund valuation information via its NASDAQ Index Dissemination Service data feed.  This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg, and Standard & Poor’s Comstock.

34
Applicants intend that all Index values will be disseminated only during U. S. market hours.  The values of the Indexes will be updated and disseminated every 15 seconds each Business Day throughout regular U. S. market hours.

a variety of data with respect to each Fund on a daily basis; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, estimated cash amount and total cash amount per Creation Unit will be made available prior to the opening of the Listing Exchange.

As discussed in Section IV.E above, the closing prices of the Funds’ Deposit Securities are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters.

E.	Qualification as a Regulated Investment Company.

The Trust and each Fund intend to qualify for and to elect treatment as a RIC for U. S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate corporation and will generally not be subject to U. S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.  Among other things, the Funds must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.  If a Fund’s Underlying Index fails the RIC diversification tests because the weighting of one or more stocks included in such Index may exceed the limits imposed by the Code, the Advisor or Sub-Advisor will utilize a representative sampling technique to solve such RIC diversification problems.

The Trust on behalf of each Fund will have the right to reject an order for purchase of Creation Units of Shares upon an in-kind deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own eighty percent (80%) or more of the outstanding shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit.  Each Fund will have the right to require and rely upon information necessary to determine beneficial share ownership for purposes of the eighty percent (80%) determination or in lieu of this, accept a certification from a Broker who is a member of FINRA that the cost basis of the securities deposited is essentially identical to their market value at the time of deposit.

F.	Shareholder Transaction Expenses.

As stated above in Section II.A, no sales charge will be imposed on sales of Shares of any Fund.  Also, the Funds currently do not intend to impose or pay Rule 12b-l distribution fees.35  Of course, investors buying and selling Fund Shares in the secondary market can expect to pay usual and customary brokerage commissions in connection with such transactions.

G.	Shareholder Reports.

With each distribution by a Fund, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of the Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share.  Beneficial Owners also will receive annually notification as to the tax status of the Funds’ distributions.

Promptly after the end of each fiscal year, the Trust, or each Fund, as applicable, will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares of a Fund at the end of the fiscal year, an annual report of the Fund containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations.  Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

35
Each Fund reserves the right to impose 12b-l fees in the future and will follow the appropriate procedures and make necessary disclosure in its prospectus and/or SAI and other materials if and when such fees are imposed.

H.	No Dividend Reinvestment Program.

The Trust will not offer a dividend reinvestment program in connection with any of its Funds and will not discuss or make mention of such a program in its prospectus.

VI.	IN SUPPORT OF THE AMENDED APPLICATION.

A.	Summary of the Amended Application for Relief.

1.	Relief Relating to the Funds’ ETF Structure.

Applicants seek the Order from the Commission for exemptive relief permitting:  (1) a Fund to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price described in the Funds’ prospectus; (3) dealers to sell Shares to secondary market purchasers unaccompanied by a prospectus, where prospectus delivery is not required by the Securities Act; (4) redemption of Shares beyond seven (7) calendar days in cases of certain International Funds which hold Portfolio Securities with a longer settlement period; and (5) affiliated persons of each Fund to Deposit Securities into, and receive securities from, the Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth herein.

The ETF Relief as specified below is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of person, securities or transactions from any provision of the 1940 Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of … [the 1940 Act].

Applicants believe that Shares of each Fund will afford significant benefits to investors which are appropriate in the public interest.  Among other benefits, availability of Shares would:  provide increased investment opportunities which should encourage diversified investment;

provide in the case of individual tradable Shares, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U. S. markets; attract capital to the U. S. equity market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the 1940 Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”  Investment Company Act Release No. 17534 (June 15, 1990), at 84.  The Shares proposed to be offered would provide a new market-traded investment company product representing interests in targeted securities markets available to both retail and institutional investors.  As such, the Applicants believe the Shares of the Funds are deserving of exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to other Applicants, especially that granted to the ETFs discussed in this Amended Application.  Applicants have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track its Index and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the ETF Relief specified below regarding Section 17(a)(1) and 17(a)(2), exemptive relief is requested pursuant to Sections 6(c) and 17(b), which provide that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned … and the proposed transaction is consistent with the general purposes of [the 1940 Act].”

In each case, Creation Units will be sold and redeemed by the Trust at their NAV.  The Creation Deposit for a Fund is based on a standard applicable to all and valued in the same manner in all cases.  Applicants believe that such transactions do not involve “overreaching” by an affiliated person.  Accordingly, the Applicants assert the proposed transactions described herein meet the Section 6(c) standards for ETF Relief, as well as the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of each Fund as described herein; and are consistent with the general purposes of the 1940 Act.

Applicants note that the Commission has had an opportunity to review the operation of ETFs to ensure that they would not lead to the abuses that the 1940 Act addresses.  Initially, the Commission granted the Super Trust Order in 1990, permitting the first market-traded open-end investment trust to operate.  Next, the Commission granted the SPDR Order in October, 1992, permitting the first exchange-traded UIT to operate.  In 1996, the Commission granted the WEBS Order and CountryBaskets Order permitting the first exchange-traded open-end investment companies to operate.  Presently, a number of these products are actively traded on national markets, including SPDRs, DIAMONDS, iShares, Select Sector SPDRs, VIPERS, Rydex and PowerShares.

Applicants assert that the exemptions and Order requested with respect to the ETF structure of the Funds is virtually identical to that granted in the WisdomTree Order and the IndexIQ Order, and is substantially similar to those granted in the PowerShares Order, the Rydex Order, the FRESCO Order, the Fidelity Order, the ETF Advisors Trust Order, the BLDRS Order, the Nuveen Order, the VIPERS Order, the iShares Orders, the Nasdaq-100 Trust Order, the Select Sector SPDRS Order, the DIAMONDS Order, the WEBS Order, the CountryBaskets Order, the MidCap Order, the SPDR Order and the SuperTrust Order.

2.	Relief with Respect to Section 12(d)(1) of the 1940 Act.

Applicants also seek relief from the Commission specified below to permit the Acquiring Funds to acquire Shares in each of the Funds in excess of the limitations set forth in Section 12(d)(1)(A) of the 1940 Act, and to permit each Fund, principal underwriter and/or Broker to sell Shares to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act.  Applicants also seek relief to permit each Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% more of the Shares of such Fund.

Applicants submit that the exemptions and Order requested with respect to Section 12(d)(1) of the 1940 Act is virtually identical to that granted in the WisdomTree Order and the IndexIQ Order, and is substantially similar to those granted in the to several of the ETFs mentioned above, including the orders granted by the Commission to the SPDR Trust; MidCap SPDR Trust; DIAMONDS Trust; iShares Trust; and Select Sector SPDR Trust.

B.	Benefits of the Proposal.

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock.  Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.  The popularity of current ETFs, including but not limited to SPDRs, DIAMONDS, Select Sector SPDRs, iShares, QQQs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

1.	Intra-Day Trading.

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day.  In contrast, Shares, which will be listed on a Listing Exchange, will trade throughout the Listing Exchange’s regular trading hours.  As discussed in Section VI.C.1.c below, Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in sharp distinction to closed-end investment companies.  The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

2.	Maintaining a Competitive Position in the Global Securities Markets.

To maintain a competitive position in global securities markets, U. S. participants must continue to respond to new developments and encourage the development of new products.  Innovative financial vehicles such as those to be offered by the Trust will provide investors new opportunities for investment.  By providing a wide range of investors with a U. S. market-traded security that also permits the investor, at the investor’s election, to participate in significant segments of various securities markets, the Applicants believe that the proposed new Shares will benefit the markets.

3.	Introducing Additional Competition into the U. S. ETF Market.

Applicants believe that granting the requested relief will introduce greater competition into the U. S. ETF market by allowing new ETF sponsors to offer their products.  Applicants note that the bulk of ETFs trading today are managed by a small number of advisors, some of whom hold exclusive licenses to the most desirable established financial indices.  In addition, almost all of the ETFs trading today that invest in non-U. S. equity securities are offered by a single ETF provider.  Given the scarcity of remaining established broad-based equity indices, perhaps the only way for an ETF provider seeking to offer a full array of domestic and international funds to enter the market is for the provider to develop its own indexes.  Applicants believe that new indexes, benchmarks and quantitative portfolio selection methods, such as the Indexes, should be considered so long as the product design has solved potential conflicts of interest.  Applicants believe that the Funds have addressed the potential conflicts of interest and will create new and attractive investment choices for consumers.

4.	Return and Risk Focus of Trust and Funds.

Applicants believe that the design of the Funds will provide new investment opportunities to both retail and institutional clients.  Because the Funds are expected to very closely track their Underlying Indexes, Applicants submit that the Funds have the potential to generate superior absolute and risk-adjusted returns compared to similar products now available (see the discussion in Section IV.E above).  Applicants assert that this will be of benefit to investors as well as the investment community at large.

C.	The Product Does Not Raise Concerns.

1.	Structure and Operation of the Trust and its Funds Compared to Current ETFs.

Applicants believe that the structure, and operation of the Trust and its Funds will be extremely similar to that of the ETFs discussed in this Amended Application.  As discussed below, the liquidity of each Fund’s Portfolio Securities, the degree of portfolio transparency, the arbitrage mechanism, the level and detail of information contained in the prospectus for each Fund, as well as that displayed on the Website, will be extremely familiar to investors of current ETFs.  Consequently, Applicants have every expectation that the Funds will operate very similarly to those ETFs trading now in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding.”

As discussed throughout this Amended Application, Applicants believe that the information about each Fund’s Portfolio Securities, the composition of its Underlying Index and the complete disclosure about the Quantitative Methodology will be both public and at least as extensive as that information now provided by ETFs currently listed and traded.  In addition, the current values of the Creation Deposit, on a per Share basis, and each Underlying Index will be disseminated at 15 second intervals throughout the day.  Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

Applicants believe that the disclosure of Fund portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading, such as the iShares Russell 1000, iShares Russell 2000 and iShares Russell 3000 ETFs.  Similarly, Applicants assert that the frequent disclosures of Fund portfolio holdings would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

b.	Liquidity of Portfolio Securities.

Applicants expect that the Portfolio Securities held by each Fund will be liquid and listed on a domestic Exchange because the Quantitative Methodology initially screens the universe of securities for these attributes.  See Section IV.E.1 above for a description of the selection methods inherent in the Quantitative Methodology.  Therefore, Applicants believe that buyers of Deposit Securities, sellers of Redemption Securities and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and hence that the arbitrage opportunities offered by the Trust and the Funds will be the same as those offered by existing ETFs.

As discussed above, each Index has been constructed to meet the criteria established in the Generic Listing Standards.  Applicants believe this provides further indication that the securities in each Underlying Index are liquid and will support efficient arbitrage activity.

c.	Arbitrage Mechanism.

Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs.  Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios.  The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV.  Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs.  This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Although Fund Shares are not yet listed on a Listing Exchange36 and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs.  Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs.  Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

2.	Investor Uses and Benefits of Products.

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike.  Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs.  These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies.  Equally of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs.  Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds.  The last, but by no means

36
Applicants are not aware of any characteristics of a NASDAQ listing that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange.  Applicants do acknowledge that unlike the structure of the other domestic Exchanges where a single member is contractually obligated to make a market in Shares and oversees trading in Shares, the NASDAQ trading system allows numerous Specialists who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis.  Applicants note that NASDAQ’s listing requirements require at least two Specialists to be registered in Shares in order to maintain their NASDAQ listing and that registered Specialists on NASDAQ must make a continuous, two-sided market at all times or risk regulatory sanctions.  Applicants believe that the competition on NASDAQ among Specialists, many of whom may be Authorized Participants, as defined below, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

least, important benefit is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the Portfolio Securities of each Fund, and Deposit/Redemption Securities.  Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and Brokers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Advisor.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market.  All investors, large and small, will know how changes in each Index are determined and information about such changes will be made available to all investors at the same time.  Given that each Fund will be managed to replicate or closely track its Underlying Index, the Advisor or Sub-Advisor will not have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate.

3.	Potential Conflicts of Interest Similar to Those Involved in Prior Approvals.

In the WisdomTree Order, the Commission considered the potential conflicts presented by an affiliated person of an investment advisor to an index managed investment company (organized as an ETF) acting as an index provider to the investment company.37  Applicants believe the potential conflicts of interest presented and addressed in the WisdomTree Order are the same types of potential conflicts created by the operation of the Funds and the Indexes.  Applicants therefore do not believe their request for Relief presents any novel legal issues that the Commission has not already considered.  The only significant difference between the

37	See, footnote 1, herein.

Applicants situation and the other affiliated index orders (such as the Wisdom Tree Order and IndexIQ Order) is that the Advisor, and not a separate legal entity affiliated with the Advisor, is the creator and owner of the Index.  As such, the Firewalls developed are all internal to the Advisor.  Applicants do not believe that this difference is material and that the safe guards imposed by the other orders could apply to this Order as well.  The Index Administrator and Index Staff (subject to the oversight of the Index Administrator) are solely responsible for the creation and development of the Quantitative Methodology and determining the nature of modifications to the Quantitative Methodology.  A Sub-Advisor, and not the Advisory Personnel, will be responsible for the day-to-day portfolio management of each Fund.  The Advisory Personnel and any Sub-Advisor will have no greater access to information concerning an Index than the general public.

Applicants have adopted appropriate policies and procedures designed to address potential conflicts substantially similar to those adopted by WisdomTree and its affiliates.  For example, the Advisor has adopted policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds, the Affiliated Accounts, or the administration of the Indexes, as the case may be.  Further, the Advisor has adopted policies, including Firewalls, that prohibit the Index Administrator and Index Staff from disseminating or using non-public information about pending changes to Index Component Securities or methodology except in connection with the performance of their respective duties.  These policies specifically prohibit the Index Administrator and Index Staff from sharing any non-public information about the Indexes with Advisory Personnel of the Advisor or employees of any Sub-Advisor responsible for the portfolio of the Funds or the Affiliated Accounts.  The

Advisor has adopted policies, including Firewalls, that prohibit Advisory Personnel or employees of any Sub-Advisor responsible for the portfolio management of the Funds or the Affiliated Accounts from sharing any non-public information about the Funds and Affiliated Accounts with the personnel responsible for creating, monitoring, calculating, maintaining or disseminating the Indexes.

The Advisor has retained an unaffiliated third-party Calculation Agent to calculate and maintain the Indexes on a daily basis.  The Calculation Agent will be instructed to not communicate any non-public information about the Indexes to anyone, but specifically not to the Advisory Personnel or employees of any Sub-Advisor responsible for the portfolio management of the Funds and Affiliated Accounts.  The Calculation Agent will be instructed to disseminate information about the daily Component Securities of the Indexes to the Sub-Advisor (on behalf of the Funds and Affiliated Accounts), and the public at the same time (except as described Section IV.E).  The personnel responsible for creating and monitoring the Indexes, for calculating and maintaining the Indexes and the Advisory Personnel or employees of any Sub-Advisor responsible for the day-to-day portfolio management of the Funds and Affiliated Accounts will be physically segregated from each other within the Advisor’s office and will not share access to the same computer systems.  They will maintain separate files.  The Advisor has adopted polices which (i) require any Advisory Personnel to pre-clear all personal securities transactions with a designated employee within the Advisor’s Legal or Compliance teams, (ii) require the Index Administrator and Index Staff to pre-clear all personal securities transactions with a designated employee within the Advisor’s Legal or Compliance teams, and (iii) require that all employees of the Advisor, including the Advisory Personnel, the Index Administrator and the Index Staff, report securities transactions to a designated employee within the Advisor’s

Legal or Compliance teams in accordance with Rule 17j-l under the 1940 Act and Rule 204A-1 under the Advisers Act.

The Advisor will describe the basic concept of each Index and disclose the Quantitative Methodology on the Website.  Changes to the Quantitative Methodology will be publicly disclosed on the Website prior to actual implementation.  Such changes will not take effect until the Index Administrator has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect.  Anyone will be able to determine the Component Securities of each Index and their weighting within the Index.

a.	The Commission Should Grant the Exemptive Relief Requested in this Amended Application.

In short, Applicants believe that the Trust and its Funds will operate in the same manner as existing ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns.  Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are natural candidates for the requested relief.  Based on the foregoing, the Applicants respectfully request the relief as set forth below.

VII.	REQUEST FOR ETF RELIEF.

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1).

Section 5(a)(1) of the 1940 Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in Section 2(a)(32) of the 1940 Act as:

any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer … is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security.  Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the differentiating aspect of such Shares is that the terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.  Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such individual Shares are viewed as non-redeemable securities.  In light of this possible analysis, the Applicants request an order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of an individual Share will not vary much from its NAV.  Historical data relating to other exchange-traded funds trading on AMEX, NYSE and NASDAQ shows this to be the case.

Applicants believe that the Commission has the authority under Section 6(c) of the 1940 Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the 1940 Act.  The Commission is authorized by Section 6(c) of the 1940 Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of … securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

The Commission has stated its belief that Section 6(c) permits it “to exempt particular vehicles and particular interests from those provisions of the 1940 Act that inhibit competitive development of new products and new markets offered and sold in or from the United States.”38  As the Commission itself has noted, Section 6(c) “is a general [section] intended for use in unusual circumstances to deal with situations unforeseen at the time of the passage of the 1940 Act and not provided for elsewhere in the 1940 Act.”  In the Matter of Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946).  In Release No. 17354 at 83, the Commission emphasizes its broad exemptive power under Section 6(c), pointing out that it:

has rejected the argument that simply because a provision prohibited certain conduct any exemption from that provision was contrary to the interest of the 1940 Act.

The Commission has consistently asserted its belief that its exemptive authority under Section 6(c) is all encompassing and applicable to any provision of the 1940 Act, as long as the purposes of the 1940 Act are advanced.  Thus, the Commission found:

Section 6(c) permits us to exempt “any transaction” from “any provision” of the 1940 Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of the investors and the purposes fairly intended by the policy and provisions of the title.”  Section 6(c) was inserted in the 1940 Act to take care of the exceptional situations and transactions which, while they might not be permitted under the specific statutory terms of other provisions, might still be regarded as “consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.”

38
Release No. 17354 at 84.  See also, Protecting Investors:  A Half Century of Investment Company Act Regulation, Report of the Division of Investment Management, United States Securities and Market Commission (May 1992) (the “Half Century Report”) at 506-07.

In the Matter of Hugh B. Baker, Investment Company Act Release No. 956 (Oct. 23, 1946) (quoting Atlantic Coast Line Co., 11 SEC. 661, 667 (1942); International Mining Co., 12 SEC. 174(1942)).

The Commission has also maintained that Section 6(c):

contains no qualifications or limitations as to the section of the 1940 Act from which an exemption may be granted, or as to the types of prohibited transactions which may be exempted….  Nor is there anything in the legislative history of the section which indicated a Congressional intent that its application be so limited.

In the Matter of Transit Investment Corp. & Albert M. Greenfield & Co., Investment Company Act Release No. 1171 (May 6, 1948).  Similarly, the Commission has stated that:

the broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations that could not be foreseen at the time the legislation was enacted.

In the Matter of the Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968).

The Commission’s use of its exemptive power under Section 6(c) is, of course, to be exercised with a view to the:

responsibility to exercise with circumspection the broad power (regarding exemptions) conferred….  The broad power embodied must not be so freely applied that the basic objectives of the 1940 Act are thwarted … the propriety of granting the relief which is sought depends largely upon the purposes of the section from which an exemption is requested, the evils against which it is directed, and the ends which it seeks to accomplish.

In the Matter of Transit Investment Corp. And Albert M. Greenfield & Co., Investment Company Act Release No. 1171 (May 6, 1948).

Applicants contend that both the product structure described and the relief requested in this Amended Application are extremely similar to the those products described and the relief granted by the Commission in the Fidelity Order, Rydex ETF Order, the PowerShares Order, the

FRESCO Order, the ETF Advisors Order, the iShares Orders, the Select Sector SPDR Order, the CountryBaskets Order and the WEBS Order, permitting the creation of Creation Units described in such orders to be separated into individual Shares which were not redeemable.  Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the 1940 Act, permitting the SuperUnits, as described therein, issued by a UIT, to be separated into non-redeemable components, the “SuperShares.”  Again, in the SPDR Order, the Commission granted relief under Section 4(2) of the 1940 Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a UIT to be traded individually on a market without the benefit of redemption accorded such “Creation Unit” aggregations.  See also, the MidCap Order, the DIAMONDS Order, the Nasdaq-100 Trust Order and the BLDRS Order.  The Applicants believe that the issues raised in this Amended Application, with respect to Sections 2(a)(32) and 5(a)(1) of the 1940 Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the 1940 Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption.  Moreover, listing on the Listing Exchange will afford all holders of Shares the benefit of intra-day liquidity.  Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Units.  In addition, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940.  Indeed, the mere existence of the ETFs mentioned in this Amended Application is a direct result of the Commission’s exercise of its authority to issue exemptive orders for more than the past decade, because these “hybrid” investment companies do not fit squarely within the structures prevalent in 1940 and codified in the 1940 Act.  The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect.  The Applicants further believe that exempting the Trust to permit it to register as an open-end management investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act, and, accordingly, the Applicants hereby request that the Amended Application for an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1.

Section 22(d) of the 1940 Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security…

Shares of each Fund will be listed on the Listing Exchange and one or more Specialists will maintain a market for such Shares.  The Shares will trade on and away from39 the Listing Exchange at all times on the basis of current bid/offer prices and not on the basis of NAV next calculated after receipt of any sale order.  The purchase and sale of the Shares of each Fund will not, therefore, be accomplished at an offering price described in the prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts set forth herein, the Applicants respectfully request that the Commission enter an order under Section 6(c) of the 1940 Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Listing Exchange at prices based on a bid/offer market, rather than at the NAV per share of the relevant Fund as next computed.  Applicants submit that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the Shares of each Fund.  The provisions of Section 22(d), as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price

39	Consistent with Rule 19c-3 under the Exchange Act, NYSE and FINRA members are not required to effect transactions in Shares through the facilities of NYSE or NASDAQ.

competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.40

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund.  Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets.  A dilutive effect could occur only where transactions directly involving Fund assets take place.41  Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.  Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing them on the Listing Exchange or by creating a Creation Unit of such Shares by making the requisite Creation Deposit (subject to certain conditions); therefore, no dealer should have an advantage over any other dealer in the sale of such Shares.  In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV.  Applicants expect that the arbitrage mechanism operating for existing ETFs will also be used to bring the trading price in Shares of a

40	See, the Half Century Report at 299-303, Investment Company Act Release No. 131183 (April 22, 1993).

41
The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing shareholders.

Fund close to NAV.  So, for example, if the prices for Shares of a Fund should fall below the NAV of the Fund, an investor need only to accumulate enough of individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.  Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.  Applicants understand that, to date, the shares of most ETFs have consistently traded on an Exchange, at, or very close to, their respective NAVs.  Therefore, Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of such ETFs.

The Applicants believe that the nature of the markets in the Component Securities underlying each Index will be primarily determinant of premiums or discounts; this is the case with current ETFs.  Prices in the secondary market for Shares of any Fund would, of course, fluctuate based on the market’s assessment of price changes in the Portfolio Securities held by such Fund.  An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the NAV next computed by the Trust.  (Indeed, such an investor might not wish to wait for the computation of such NAV before selling or purchasing.)  Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds.  (See, Section V.A.10 “Pricing of Shares” for an expanded discussion of this advantage.)  As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.  Since the portfolio of the Funds will attempt to closely correspond to the performance of the relevant published Index, such a portfolio could not be manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

On the basis of the foregoing, the Applicants submit (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares; and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act.  Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22(c)-l.

C.	Exemption from the Provisions of Section 22(e) of the 1940 Act.

The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act to certain International Funds under the circumstances described below.42

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption....

Applicants observe that the settlement of redemptions of Creation Units of International Funds is contingent not only on the settlement cycle of the U. S. securities markets but also on the delivery cycles present in foreign securities markets in which those Funds invest.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a

42
Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e).  Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each International Fund customarily clear and settle, but in all cases no later than twelve (12) days following the tender of a Creation Unit.

Except as disclosed in the relevant International Fund’s Prospectus and/or SAI, Applicants expect that each International Fund will be able to deliver redemption proceeds within seven days.

The Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within twelve (12) calendar days would not be inconsistent with the spirit and intent of Section 22(e).  The Applicants suggest that a redemption payment occurring within twelve (12) calendar days following a redemption request would adequately afford investor protection.

The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Fund.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  The Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof.  As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain International Funds).  Applicants are not requesting relief from the requirements of Section 22(e) with respect to International Funds that will not effect redemptions in Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption is received and in proper form.  The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Fund.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Amended Application was obtained by several Prior ETFs, including the

WisdomTree Trust in the WisdomTree Order, the VIPERS International Index Funds in the VIPERS Order, iShares Trust in the iShares Order, WEBS in the WEBS Order and by the CountryBaskets Index Fund in the CountryBaskets Order.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Funds.

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2).

The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Section 17(b) and Section 6(c) of the 1940 Act to permit persons that are affiliated persons of the Funds solely by virtue of holding 5 percent (5%) or more, or in excess of 25 percent (25%) of the outstanding Shares of one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated with the Funds) to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the 1940 Act makes it unlawful:

...for any affiliated person or promoter of or principal underwriter for a registered investment company..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely securities of which the buyer is the issuer, securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or securities deposited with a trustee of a unit investment trust or periodic payment plan by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful:

...for any affiliated person or promoter of or principal underwriter for a registered investment company..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).

An “affiliated person” of a Fund, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as:

..the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company....

The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received ,and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Applications for prior ETF orders have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the 1940 Act as well.  Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent (5%) owners of such Funds, and one or more may hold in excess of 25 percent (25%) of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C).  For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Deposit Securities with a Fund in return for Creation Units (an in-kind purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an in-kind redemption procedure with a Fund.  Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent (5%) or more of such Fund’s securities.  Also, the Specialist or Market Maker for the Shares of any Fund might accumulate, from time to time, 5 percent (5%) or more of such Fund’s securities in connection with such Specialist’s or Market Maker’s market-making activities.  In addition, one or more holders of Shares, or the Specialist or Market Maker, might from time to time, accumulate in excess of 25 percent (25%) of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C).  The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates43 of the Funds one or more of the following:  (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants submit that Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.

Applicants believe that permitting the affiliated persons described above to effect in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units would not give rise to the abuses that Section 17(a) seeks to prevent.  Both the deposit procedures for “in kind” purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  It is immaterial to a Fund whether 15 or 1,500 Creation Units exist for such Fund.  All

43
“Second-Tier Affiliates” are affiliated persons of First-Tier Affiliates (as defined below) who are not otherwise affiliated with the Funds and persons who are affiliated persons of a Fund solely by virtue of holding with power to vote five percent (5%), or more, or more than twenty-five percent (25%), of the outstanding voting securities of other registered investment companies (or series thereof), which are not Funds, advised by the Advisor.  “First-Tier Affiliates” refers to persons who are affiliated persons of a Fund solely by virtue of holding with power to vote five percent (5%) or more, or more than twenty-five percent (25%), of the Fund’s, or of two or more Funds, Shares.

will be issued and redeemed in the same manner.  There will be no discrimination between purchasers or redeemers.  Deposit Securities and Portfolio Securities will be valued in the same manner as those portfolio holdings held by the relevant Funds and the valuation of the Deposit Securities and Portfolio Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above in Section V.A.8. “Redemption of Creation Units.”

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund to track closely its relevant Index and therefore aid in achieving the Fund’s objectives.  Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the 1940 Act.  Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Trust, its Funds and any affiliated persons because they will be valued pursuant to verifiable objective standards; indeed the high level of transparency and wealth of information about each Fund’s Portfolio Securities should be of use in this regard.  The method of valuing portfolio holdings held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing portfolio holdings held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

Accordingly, Applicants respectfully request that the Commission grant relief to the extent necessary to permit persons that are affiliated persons of the Funds solely by virtue of holding 5 percent (5%) or more, or in excess of 25 percent (25%) of the outstanding Shares of one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated with the Funds) to effectuate purchases and redemptions “in-kind.”  For the reasons set forth above, Applicants believe that:  (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act.44

VIII.	REQUEST FOR SECTION 12(D)(1) RELIEF.

A.	Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the 1940 Act.

1.	General.

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the 1940 Act, an exemption from Section 12(d)(1)(A) to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A).  Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, their principal underwriters and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits of Section 12(d)(1)(B).  In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption

44
The Applicants cite the exemptions granted In the Matter of GMO Core Trust Investment Company Act Release No. 15415 (Nov. 14, 1986) (order) and Investment Company Act Release No. 16048 (October 14, 1987) (order), in the SPDR Order, the MidCap Order, the DIAMONDS Order, the WEBS Order, the CountryBaskets Order, the Select Sector SPDR Order and the Nasdaq-100 Trust Order as examples of similar relief previously granted by the Commission.

from Section 17(a) of the 1940 Act to permit a Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund when the Fund is an affiliated person, or an affiliated person of an affiliated person of the Acquiring Fund.45  Applicants believe that the Section 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	The Acquiring Funds.

As stated in Section VI.A.2 above, the Acquiring Funds are registered management investment companies and UITs.  Each investment advisor to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Acquiring Fund Advisor”) will be registered as an investment advisor under the Advisers Act.  No Acquiring Fund Advisor or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Advisor.  No Acquiring Fund will be in the same group of investment companies as the Funds.  Pursuant to the terms and conditions of this Amended Application and the requested order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed in Section VIII.A.5 below.

3.	Proposed Transactions are Similar to Those Which Have Received Relief.

Applicants submit that the proposed transactions summarized above and more thoroughly discussed below are identical to the transactions for which relief was granted in the WisdomTree Order, iShares Trust, et al., Investment Company Act Release Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (April 15, 2003) (order) (“iShares Trust”), SPDR Trust, Series 1 et al., Investment Company Act Release No. 19055, (“SPY”) and substantially the same as the

45
Applicants do not believe that these transactions are likely to occur with any frequency because most Acquiring Funds will be interested in buying and selling Shares only in secondary market in transactions that do not involve the issuing Fund.

transactions for which relief was granted in PADCO Advisors, Inc., et al., Investment Company Act Release Nos. 24678 (October 5, 2000) (notice) and 24722 (October 31, 2000) (order) (“PADCO”).46

In particular, this Amended Application is similar to the iShareTrust applications, which were filed by open-end ETFs seeking relief to permit other registered investment companies (most of whom could not be identified at the time of filing) to invest in the applicant funds in excess of the limitations of Section 12(d)(1).

In the WisdomTree Order, iShares Trust and SPY, the applicants sought relief to allow registered investment companies to purchase shares of the applicant ETFs in excess of the limits imposed by Section 12(d)(1)(A) of the 1940 Act and in PADCO the applicants sought relief to allow certain mutual funds to purchase shares of the applicant mutual funds in excess of the same limits.  Like the relief sought in WisdomTree, iShares Trust, SPY and PADCO applications, the Section 12(d)(1) Relief requested is sought only for Acquiring Funds outside the Applicants’ group of investment companies.  Also, this Amended Application, like the applications submitted in WisdomTree, iShares, SPY and PADCO, requires any Acquiring Funds to enter into a written agreement – the Acquiring Fund Agreement (described below) – with the Applicant Funds before relying on the Order.  As stated in the iShares Trust application, the relief granted in PADCO applies equally to funds of funds, as well as traditional funds that do not primarily invest in other investment companies, provided that the investing fund enters into a participation agreement with the applicant investment company.

46
See also Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001) (notice) and 24930 (April 6, 2001) (order); Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order); Schwab Capital Fund, et al., Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order).

In WisdomTree, iShares Trust and SPY, the applicants requested that the relief apply to both funds of funds and “traditional” investment companies.  Likewise, Applicants request relief that applies to investments in the Funds by all Acquiring Funds, regardless of whether they operate as funds of funds.  Applicants believe that applying the requested relief to “traditional” Acquiring Funds that do not invest in other investment companies as their principal investment strategy does not raise additional issues under the 1940 Act and, in fact, will provide such Acquiring Funds with a useful and relatively inexpensive investment tool.

4.	Fees and Expenses.

Applicants assert that all Shares will be sold without sales loads and that the Funds will have average annual total operating expenses that are typically lower than investment companies with similar investment objectives and policies (as described in Section V.G above).  Also, as discussed in Section V.H above, the Funds presently do not intend to impose or pay Rule 12b-l distribution fees.  Acquiring Fund shareholders would indirectly pay their proportionate share of the relevant Fund’s fees and operating expenses.  Applicants anticipate that most, if not all, transactions effected pursuant to the requested order would be secondary market transactions.  Like all investors who purchase or sell shares of ETFs currently trading, investors who buy and sell Fund Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges.  For transactions in Creation Units, the Funds charge purchase and redemption Transaction Fees to the Authorized Participant initiating the purchase or redemption request in order to offset transfer and other costs associated with the issuance and redemption of Creation Units, as discussed in Section V.A.6 above.

5.	Proposed Conditions and Disclosure.

Like the applicants in WisdomTree, iShares Trust, SPY and PADCO, the Advisor will not serve as an Acquiring Fund Advisor or Acquiring Fund Sub-Advisor (as defined below), to any Acquiring Fund, nor as Sponsor or trustee of any Acquiring Trust (“Trustee”).  In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (an “Acquiring Fund Agreement”) (see Section XI, Condition 12 below).  The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order.  The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company.

Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested order and to fully comply with the provisions of the 1940 Act and the rules and regulations promulgated thereunder and with Conduct Rule 2830 of NASD47 pertaining to funds of funds (see Section XI, Condition 14, below).48

In addition, Applicants propose the requested Section 12(d)(1) Relief will be conditioned upon certain additional requirements.  Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the 1940 Act (see Section IX, Condition 5, below).  Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below)

47	Any reference to Conduct Rule 2830 of the NASD includes any successor or replacement rule to Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

48
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase of the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliate person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the 1940 Act.  The Acquiring Fund Agreement will include this acknowledgement.

individually or the Acquiring Fund’s Sub-Advisory Group in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the 1940 Act (see Section XI, Condition 5, below).  An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate49 and the Fund or a Fund Affiliate50 (see Section XI, Condition 6 below).  Each Acquiring Management Company’s board of trustees, including a majority of the independent trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Advisor and Acquiring Fund Sub-Advisor(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section XI, Condition 7, below).  No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting51 (see Section XI Condition 9, below).  Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act (see Section XI, Condition 15, below).  A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund.  A Fund would also retain its right to reject any initial investment

49
An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Advisor, Acquiring Fund Sub-Advisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

50	A “Fund Affiliate” is defined as the investment advisor, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

51
An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate.  An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate.

by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

IX.	LEGAL ANALYSIS.

A.	Section 12(d)(1) Of The 1940 Act.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than three percent (3%) of the total outstanding voting stock of the acquired company, more than five percent (5%) of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than ten percent (10%) of the total assets of the acquiring company.

Section 12(d)(1)(B) of the 1940 Act states that it is unlawful “for any registered open-end investment company (the ‘acquired company’), any principal underwriter therefor, or any Broker, knowingly to sell or otherwise dispose of any security issued by the acquired company to any other investment company (the ‘acquiring company’) or any company or companies controlled by the acquiring company, if immediately after such sale or disposition –

•	more than 3 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or

•	more than 10 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.”

B.	Exemption Under Section 12(d)(1)(J) of the 1940 Act.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the 1940 Act.  Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J),

the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.52

Applicants submit that the proposed conditions to the Section 12(d)(1) Relief requested in this Amended Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.53

C.	Concerns Underlying Section 12(d)(1)(J).

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.54  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.55  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress

52	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

53	Id. at 43-44.

54	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

55	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.56

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).57  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).58  These abuses included:  (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity.

Applicants submit that the control concerns underlying original Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.  In the next Section of this Amended Application, Applicants have described the four abuses identified above and in the PPI Report and explained why they believe these abuses are not present in the proposed transactions.  In addition, Applicants have proposed several conditions designed to address any remaining concerns.

56	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

57	See, H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

58	Report of the Securities and Exchange Comm. On the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

1.	Threat of Large-Scale Redemptions.

The PPI Report expresses three principal concerns about the impact that the threat of large-scale redemptions by a fund holding company may have on an underlying fund:  (i) underlying funds would need to retain excessive cash balances to satisfy large-scale redemption requests59 and the retention of excessive cash balances would be inconsistent with the interests of other underlying fund shareholders because the fund would not be fully invested in Portfolio Securities;60 (ii) management of a fund holding company may, through threat of redemption, induce deviations from the underlying fund’s investment program or policies; and (iii) large-scale redemptions could burden shareholders with unnecessary capital gains and disrupt the orderly management of the underlying funds.61  Applicants submit that the proposed transactions do not raise any of these concerns because, for the reasons discussed below, large scale redemptions do not pose a significant threat to the Funds.

2.	Threat Of Redemption Would Not Create Excessive Cash Balances.

Applicants submit the threat of large scale redemptions would not cause any of the Funds to maintain excessive cash balances.  As discussed in this Amended Application, individual Shares are not redeemable from the Funds; they trade in the secondary market only.  Generally, Shares are redeemable directly from the Funds only in Creation Units, only in-kind and not for cash, and only by or through Authorized Participants.  Applicants believe that most investors, including Acquiring Funds, seeking to sell Shares, therefore, would sell their Shares in

59
An underlying fund operating as a mutual fund may need to retain a substantial cash balance to satisfy redemptions because Section 22(e) of the 1940 Act generally requires that such a fund pay redemption proceeds within seven days of the of the redemption request.  Without a sufficient cash balance, a mutual fund that redeems shares for cash could fail to meet its obligations under Section 22(e) and/or could be forced to sell Portfolio Securities at unfavorable prices.

60	PPI Report at 317.

61	Id. at 317.

the secondary market rather than redeem Shares in Creation Unit size directly to the Funds.  In addition, those investors seeking to sell Shares in Creation Units may, from time to time, also find it advantageous to sell Shares in the secondary market and thus may not necessarily redeem Creation Units directly from the Funds.  Since secondary market trading activity in Shares occurs away from the Funds, the portfolio management of a Fund would not be disrupted or even affected by shareholder selling activities in the secondary market.  As discussed above, Applicants intend that most redemption requests will be honored in-kind and, therefore redemptions will not induce deviations by the Funds from their investment policies.  The in-kind creation/redemption process is designed to permit the Funds to remain fully invested in their Portfolio Securities.  For this structural reason, Applicants submit that even if an Acquiring Fund were, in fact, redeeming Creation Units directly with the Funds, the Funds would not be forced to hold cash balances to fund potential redemptions and the Funds’ investment programs would not be altered, disrupted or even affected by such large-scale redemptions.  The Funds, therefore, would not need to create or retain excess cash balances to meet redemption requests.

3.	Threat Of Redemption Would Not Induce Deviations In Investment Policy.

Applicants assert that neither the Acquiring Funds nor Acquiring Fund Affiliates would be able to exert undue influence over the Funds or induce them to deviate from their respective investment program or policies.  As discussed above, Shares are traded in the secondary market; this market activity occurs outside the Funds and therefore will not alter, disrupt or even affect the investment portfolios of the Funds.  Furthermore, as discussed above in Section II.A each Fund’s portfolio will be structured to track a stated Index and therefore neither an Acquiring Fund nor any Acquiring Fund Affiliates would be able to exert influence over the composition of the Funds’ investment portfolios.

Applicants conclude that, since the Funds are no more susceptible to undue influence by an Acquiring Fund or Acquiring Fund Affiliate than is the case with the management investment company applicants in the WisdomTree, PADCO, and iShares Trust applications, the requested Section 12(d)(1) Relief is consistent with the relief granted in such applications and similarly does not present the concerns that the 1940 Act was designed to prevent.

4.	Redemptions Would Not Generate Unnecessary Capital Gains Or Disrupt Orderly Trust Operations.

Applicants submit that redemptions of Creation Units by Acquiring Funds would not burden remaining holders of Shares with unnecessary capital gains or disrupt the orderly operations of the Funds any more than would redemptions made by other investors.  Redemption of Shares in Creation Units by Acquiring Funds will be made by the Funds in the same manner as all other redemptions; there is no special procedure by which Acquiring Funds will redeem their Shares.  As discussed above, the Funds will primarily redeem Creation Units in-kind in exchange for the Funds’ Portfolio Securities — not cash.  Since typically a pro rata portion of the Funds’ Portfolio Securities is distributed to the redeeming party, such Portfolio Securities are not sold by the Funds in connection with redemption requests.  Thus, remaining shareholders would not be burdened with capital gains any more than is the case when any other investor redeems Shares.  Applicants believe that the operations of the Funds would not be disrupted due to redemptions by Acquiring Funds; indeed the Funds will continue to function the same manner as if the requested Section 12(d)(1) Relief were not granted.

5.	Proposed Conditions.

Applicants submit that their proposed conditions (set forth in Section XI, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  For example, Condition 5 limits the ability of an

Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Amended Application, as addressed later in Condition 5, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Advisor, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, that is advised or sponsored by the Acquiring Fund Advisor, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor.

Also, for purposes of this Amended Application, as addressed later in Condition 5, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor.

For purposes of this Amended Application, an “Acquiring Fund Sub-Advisor” is defined as “any investment advisor within the meaning of Section 2(a)(20)(B) of the 1940 Act to an Acquiring Management Company.”

In addition, Condition 6 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

Further, Applicants propose to include Conditions 8 and 9 which are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates.

6.	Layering of Fees and Expenses.

Applicants note that the PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure.  The PPI Report expressed concern that:  (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;62 (ii) fund holding companies subject their investors to two layers of advisory fees;63 and (iii) investors in load funds, including fund holding companies investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants assert that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the instant case for the following reasons:  (i) the overall expenses for the Funds are relatively low compared to the costs of a traditional mutual fund; (ii) the Funds can be used as investment tools by the Acquiring Funds and will provide investment services to the Acquiring Funds that will likely differ from, not merely duplicate, the advisory services provided by the Acquiring Funds; and (iii) no sales charges will be imposed on Shares so that shareholders of the Acquiring Funds will not pay a second layer of sales charges.64

62	PPI Report at 319-320.

63	Id. at 318.

64
As noted above, all secondary market purchasers, including Acquiring Funds, may pay customary brokerage commissions on transactions in Shares, just as they would on purchases of individual securities in the secondary market.

7.	The Overall Expenses For Units Are Relatively Low.

Applicants submit that the Funds have simple and cost-efficient structures which will result in average annual total operating expenses that are generally lower than traditional mutual funds with similar objectives and strategies.65  For example, as discussed above, purchases and redemptions of Creation Units from the Funds are effected “in kind,” resulting in lower portfolio transaction and related costs.  Similarly, the in-kind creation and redemption mechanism of the Funds tends to result in lower portfolio turnover than traditional mutual funds, resulting in lower transaction fees and realized capital gains.  Further, the book-entry only structure and the NSCC clearing process used by most of the Funds eliminates a variety of costs, such as transfer agency fees and shareholder reporting expenses which are incurred by traditional mutual funds.  In addition, as mentioned above, Shares are sold without sales charges.66

Applicants have designed Condition 13 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs.  Also, Applicants propose Condition 14 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the NASD.

With respect to the potential for duplicative advisory fees, applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees.  With respect to Acquiring Management Companies, applicants note the Board, including a majority of the independent directors or trustees, of any Acquiring Management Company, pursuant to condition 16 below, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that

65
For example, one of the more popular and least expensive passively-managed S&P 500 Index funds has an annual expense ratio of approximately 0.18%.  The SPDR Fund has an annual expense ratio of approximately 0.12%.

66	Applicants note that the prospectus for each Fund discloses that secondary market transactions in Shares are subject to ordinary brokerage commissions and charges.

will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

8.	Diversification Benefits.

The PPI Report found that the diversification benefits for fund holding companies were “largely illusory.”67  Applicants note that the PPI Report was issued prior to the development of the first ETFs and therefore it does not reflect the development of ETFs nor the current approaches to constructing and managing investment portfolios in markets that offer ETFs.68

Applicants submit that investments in Shares should provide concrete, as opposed to “illusory,” asset allocation and diversification benefits to Acquiring Funds and that Acquiring Fund shareholders stand to benefit from investment strategies that utilize Shares.  For example, the Funds offer instant diversification69 and provide investors with immediate and liquid exposure to their respective Indexes.70  Also, since Shares can be purchased intra-day during regular market hours, they would be particularly useful tools for those Acquiring Funds that want

67	PPI Report at 320.

68
As mentioned above, Congress intended that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.  HR 622, at 43-44.

69
In certain situations, diversification may be accomplished relatively inexpensively through transactions in Shares.  For example, depending on market conditions, an Acquiring Fund may incur lower transaction costs in buying or selling a single Creation Unit, as opposed to buying or selling each individual security in a Index.  Congress acknowledged these benefits in 1940:

There may be some investment companies … which think that aviation stock may be a good buy, but instead of going out and buying diversified blocks of aviation company stocks, the company may buy the securities of some investment companies which specialize in aviation stocks.  In that way an investment company can get a cross-section of all aviation stock by buying some shares of stock of an aviation investment company.

House Hearings, 76th Cong., 3d Sess., at 112-113 (1940).

70
Average daily trading volume in shares of the SPDR Fund for the first quarter of 2003 was 8,283,840.  Average daily trading volumes in shares of the DIAMONDS Fund and the MidCap SPDR Fund for the same period were 1,344,740 and 624,480, respectively.  See, the Exchange Traded Funds Corner at the website for the Journal of Indexes, available at http://www.journalofindexes.com.

to make immediate adjustments to their portfolios, to equitize cash or immediately implement trading or hedging strategies.71  Like other ETFs, the Funds provide an advantage over traditional mutual funds in that their Shares are traded intra-day, so they can be bought at current prices throughout the trading day, while shares of traditional mutual funds are purchased at NAV, which is usually calculated only once a day.72  The ability to trade intra day is particularly valuable in volatile markets where there may be significant price differences between the time of the investment decision and the time a traditional mutual fund calculates its NAV.

9.	Complex Structures.

The PPI Report also expresses concern that the popularity of funds of funds could lead to the creation of more complex vehicles that would not serve any meaningful purpose.73  The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.”74  Applicants assert that from an investor’s perspective, the structure and features of ETFs are not particularly complex; they are known in the marketplace, discussed in financial literature and followed by money managers and investors alike.75  Nonetheless, even if certain investors were to find ETFs complex, Applicants submit that the benefits of the proposed transactions described in this Amended Application justify any complexity associated with the transactions.  Applicants believe that investing in

71	See, ETF Education - Institutional Investor, supra note 6; “SEC Order Could Give Barclay’s Edge in ETF Race, Ignites, May 13, 2003, available at www.ignites.com.

72	Applicants note that closed-end investment companies trade at market prices throughout the day, often at significant and recurring discounts to their NAV.

73	PPI Report at 321.

74	Id. at 320.

75	See, Walter Updegrave, ETFs: what are they? Exchange Traded Funds are the hottest new investment vehicle, CNNMoney.com, June 1, 2005.

Shares would serve several meaningful purposes and offer special benefits to the Acquiring Funds.  In addition, Applicants believe that Shares will be used as an investment management tool to employ specific investment strategies.

Applicants submit that Shares are extremely flexible investment tools.  Among other things, an Acquiring Fund could use Shares to quickly and easily:  (i) effectively manage cash flow, thus enabling the Acquiring Fund to stay as fully invested as possible;76 (ii) immediately diversify country or regional exposure; (iii) immediately modify style exposure; (iv) provide short or hedge index exposure; (v) implement long/short strategies; (vi) gain immediate exposure to a variety of specific market segments and (vii) remain invested through portfolio management and portfolio composition transitions.  In addition, Applicants note that Shares will be bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold short on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real-time basis.  Applicants observe that the ETFs currently trading are already being used by traditional mutual funds for these purposes, particularly for use in “equitizing cash.”77  In addition, Applicants are aware that there are a number of investment vehicles that have been set up expressly to invest in ETFs.78

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits

76
Shares provide Acquiring Funds with the ability to invest idle cash in a highly liquid investment pending investment in Portfolio Securities.  The PPI Report noted that the retention of excessive cash balances in the underlying fund’s portfolio would be inconsistent with the interests of other underlying fund shareholders because the fund may not be fully invested in Portfolio Securities.  PPI Report at 317.

77	See supra note.

78	See, Allison Bisbey Colter, Exchange-Traded Funds Have Big Fans Among Hedge Funds, Dow Jones Newswires, July 10, 2001.

contained in Section 12(d)(1)(A) of the 1940 Act.79  Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested Section 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits.  In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the Section 12(d)(1) Relief requested in this Amended Application, most notably the WisdomTree Order and PowerShares Order.  Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

D.	Sections 17(a), 17(b) and 6(c) of the 1940 Act.

Applicants seek relief from Section 17(a) of the 1940 Act to permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund through Creation Unit transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person five percent (5%) or more of whose outstanding voting securities are directly or indirectly owned,

79	Applicants note that the Funds are required to invest only in the securities comprising their respective Indexes, none of which currently contains any investment company.

controlled, or held with power to vote by the other person.  An Acquiring Fund relying on the requested order could own five percent (5%) or more of the outstanding Shares of a Fund and in such cases the Fund would become an affiliated person of the Acquiring Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)        the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)       the proposed transaction is consistent with the policies of each registered investment company involved; and

(iii)      the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person, security or transaction, or any class of persons, securities or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants are seeking relief from any transaction in Creation Units between a Fund that is an affiliated person, or affiliated person of any affiliated person, of an Acquiring Fund.  Applicants expect that most Acquiring Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.  However, the requested relief would apply to direct sales of Creation Units by a Fund to an Acquiring Fund and the redemption of those Shares.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by the affiliated person.  For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants submit that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching on the part of anyone concerned.  Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.

Second, the proposed transactions occurring directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund.  The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.  The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from the Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants assert that the proposed transactions are consistent with the general purposes of the 1940 Act.  Applicants also believe that the requested exemptions are appropriate in the public interest.  Shares offer Acquiring Funds a flexible investment tool, which can be used for a variety of purposes.  Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The proposed transactions will also be consistent with the policies of each Fund.

X.	PRECEDENT AND COMPARABILITY OF RELIEF SOUGHT TO PRIOR RELIEF GRANTED BY THE COMMISSION.

The Amended Application of Applicants with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the applications for exemptions of the:  (i) Wisdom Tree Investments; (ii) IndexIQ Trust; (iii) Fidelity Trust; (iv) Rydex ETF Trust; (v) PowerShares Exchange-Traded Fund Trust; (vi) FRESCO Index Shares Funds; (vii) ETF Advisors Trust; (viii) Vanguard Index Funds; (ix) iShares MSCI Series; (x) CountryBaskets; (xi) Select Sector SPDR Trust, and is substantially similar to the applications for exemption with respect to Section 4(2) of the (xii) BLDRS Index Funds Trust; (xiii) Nasdaq-100 Trust; (xiv) SPDR Trust; (xv) MidCap SPDR Trust, (xvi) DIAMONDS Trust; and (xvii) SuperTrust, each granted by the Commission.

The Amended Application of the Applicants with respect to Section 22(d) and Rule 22(c)-1 thereunder is virtually identical to the applications for exemptions of the:  (i) Wisdom Tree Investments; (ii) IndexIQ Trust; (iii) Fidelity Trust; (iv) BLDRS Index Funds Trust; (v) Nasdaq-100 Trust; (vi) Rydex ETF Trust; (vii) PowerShares Exchange-Traded Fund Trust; (viii) FRESCO Index Shares Funds; (ix) ETF Advisors Trust; (x) Vanguard Index Funds; (xi) SuperTrust; (xii) SPDR Trust; (xiii) MidCap SPDR Trust; (xiv) DIAMONDS Trust; (xv) iShares MSCI Series; (xvi) Select Sector SPDR Trust; and (xvii) CountryBaskets, each granted by the Commission.

The Amended Application of the Applicants with respect to Section 22(e) is virtually identical to the applications for exemptions of the:  (i) Wisdom Tree Investments; (ii) FRESCO

Index Shares Funds; (iii) iShares MSCI Series; (iv) CountryBaskets; and (v) WEBS, each granted by the Commission.

The Amended Application of Applicants with respect to first-tier affiliations under Sections 17(a) and 17(b) of the 1940 Act is substantially similar to the application for the exemptions of:  (i) GMO Core Trust; and is virtually identical to the applications for the exemptions of the (ii) Wisdom Tree Investments; (iii) Fidelity Trust; (iv) BLDRS Index Funds Trust; (v) Nasdaq-100 Trust; (vi) Rydex ETF Trust; (vii) PowerShares Exchange-Traded Fund Trust; (viii) FRESCO Index Shares Funds; (ix) ETF Advisors Trust; (x) Select Sector SPDR Trust; (xi) DIAMONDS Trust; (xii) MidCap SPDR Trust; (xiii) iShares MSCI Series; (xiv) CountryBaskets; and (xv) the SPDR Trust, each granted by the Commission.

The Commission has granted exemptive orders under Section 12(d)(1) to other applicants who sought relief for similar structures and investments, and whose requests for relief included conditions substantially similar to those included in this Amended Application.  See, PADCO for example.  This Amended Application of Applicants Fund is virtually identical to Wisdom Tree Investments, iShares Trust, Select Sector SPDRS, and substantially similar to SPDR, MidCap SPDR, DIAMONDS, QQQs and BLDRS.

XI.	EXPRESS CONDITIONS TO THIS AMENDED APPLICATION.

Applicants agree that any order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.	As long as the Trust or a Fund operates in reliance on the requested order, the Shares will be listed on an Exchange.

2.
Neither the Trust (with respect to any Fund) nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.
The Website for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund:  (a) the prior Business Day’s NAV and Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

4.	The requested ETF Relief will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of index-based exchange-traded funds.

Applicants agree that any order granting the requested Section 12(d)(1) Relief will be subject to the following conditions:

5.
The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding Shares of a Fund, an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent (25%) of the outstanding Shares of the Fund, it will vote its Shares in the same proportion as the vote of all other Shareholders of the Fund’s Shares.  This condition will not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

6.
No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7.
The board of directors or trustees of an Acquiring Management Company, including a majority of the directors or trustees that are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and any Acquiring Fund Sub-Advisor are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.
Once an investment by an Acquiring Fund in the securities of a Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board, including a majority of the independent trustees, will determine that any consideration paid by the Fund to the Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions:  (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment advisor(s), or any person controlling, controlled by, or under common control with such investment advisor(s).

9.
No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

10.
The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than

Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of the Fund’s shareholders.

11.
Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

12.
Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisors, or Sponsor and Trustee, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.

At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment.  At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

13.
The Acquiring Fund Advisor, Sponsor or Trustee, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the 1940 Act) received from a Fund by the Acquiring Fund Advisor, Sponsor or Trustee, or an affiliated person of the Acquiring Fund Advisor, Sponsor or Trustee, other than any advisory fees paid to the Acquiring Fund Advisor, Sponsor or Trustee, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund.  Any Acquiring Fund Sub-Advisor will waive fees otherwise payable to the Acquiring Fund Sub-Advisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-

Advisor or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Advisor.  In the event that the Acquiring Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

14.	Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

15.	No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A)of the 1940 Act.

16.
Before approving any investment advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under the advisory contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.  These findings and the basis upon which they are made will be recorded fully in the minute books of the appropriate Acquiring Management Company.

XII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES.

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its addresses are:

  Claremont Shares Trust and Claremont® Investment Partners, L.L.C.
104 Summit Avenue, Box 80
Summit, New Jersey 07902-0080

Foreside Fund Services, LLC
3 Canal Plaza, Suite 100
Portland Maine  04101

Any questions or comments regarding this Amended Application should be directed to:

Don E. Felice, Esquire
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street, 25th Floor
Avenue of the Arts
Philadelphia, PA  19109
(215) 772-7385 – Telephone
(215) 772- 7620 – Facsimile
dfelice@mmwr.com – e-mail

Copies of all notices, Orders and written communications regarding this Amended Application should be sent to:

Gerald P. Sullivan
Claremont Shares Trust
Claremont Investment Partners, L.L.C.
104 Summit Avenue, Box 80
Summit, New Jersey  07902-0080

and

Richard J. Berthy
Foreside Fund Services, LLC
3 Canal Plaza, Suite 100
Portland Maine  04101

Gerald P. Sullivan is authorized to sign and file this document on behalf of the Advisor pursuant to the general authority vested in him as Chief Financial Officer.  Richard J. Berthy is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President.  Gerald P. Sullivan is authorized to sign and file this document on behalf of the Trust pursuant to the following resolutions adopted by Unanimous Consent of the Initial Trustee of the Trust on June 26, 2009:

RESOLVED, that the filing of the Trust’s application for an order of the SEC, under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit (a) each of the Trust’s series (collectively referred to as “Funds”) to issue their shares (“Shares”) with limited redeemability; (b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, such as the American Stock Exchange and the New York Stock Exchange, and a national securities association on or through which the Shares of the Funds may trade, such as The NASDAQ Stock Market, Inc.; (c) dealers to sell such Shares to secondary market purchasers unaccompanied by a statutory prospectus (“Prospectus”) when Prospectus delivery is not required by the 1933 Act; (d) relief from the seven calendar day redemption requirement for certain Funds under specified limited circumstances; (e) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of aggregations of shares of such Funds; (f) management investment companies and unit investment trusts that are not advised by Claremont® Investment Partners, L.L.C. (“Claremont”) or an entity controlling, controlled by or under common control with Claremont, and not part of the same “group of investment companies” as the Funds (such management companies and unit investment trusts are collectively referred to herein as the “Acquiring Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A); and (g) each Fund and/or a broker to sell Shares of the Funds to an Acquiring Fund beyond the limits of Section 12(d)(1)(B) be, and it hereby is, ratified and approved; and it was further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to make such amendments to such application as the appropriate officers of the Trust, upon advice of counsel, deem necessary and appropriate, and to execute and cause to be filed any and all amendments to the application hereinabove authorized in such form as the appropriate officers executing the same approve, such execution thereof to be conclusive evidence of such approval.

In accordance with rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested order without holding a hearing.

Based on the facts, analysis, and conditions in the Amended Application, Applicants respectfully request that the Commission issue an order under Sections 6(c), 12(d)(1)(j) and 17(b) of the 1940 Act granting the relief requested by this Amended Application.

      CLAREMONT SHARES TRUST

Dated:  January 15, 2010                                                      By:  /s/  GERALD P. SULLIVAN
Name:  Gerald P. Sullivan
Title:  President

CLAREMONT® INVESTMENT PARTNERS, L.L.C.

Dated:  January 15, 2010                                                      By:  /s/  GERALD P. SULLIVAN
Name:  Gerald P. Sullivan
Title:  Chief Financial Officer

FORESIDE FUND SERVICES, LLC

Dated:  January 15, 2010                                                      By:  /s/  RICHARD J. BERTHY
Name:  Richard J. Berthy
Title:  Vice President

EXHIBIT A-1
Verification
Rule 0-2(d)

CLAREMONT® INVESTMENT PARTNERS, L.L.C.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned being duly sworn deposes and states that he has duly executed the attached Amended Application dated January 15, 2010 for and on behalf of Claremont Investment Partners, L.L.C. (the “Advisor”); that he is Chief Financial Officer of such Advisor; and that all action by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ GERALD P. SULLIVAN
Name:	Gerald P. Sullivan
Title:	Chief Financial Officer

EXHIBIT A-2
Verification
Rule 0-2(d)

CLAREMONT SHARES TRUST

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned being duly sworn deposes and states that he has duly executed the attached Amended Application dated January 15, 2010 for and on behalf of Claremont Shares Trust (the “Trust”); that he is President of such Trust; and that all action by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ GERALD P. SULLIVAN
Name:	Gerald P. Sullivan
Title:	President

EXHIBIT A-3
Verification
Rule 0-2(d)

FORESIDE FUND SERVICES, LLC

VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned being duly sworn deposes and states that he has duly executed the attached Amended Application dated January 15, 2010 for and on behalf of Foreside Fund Services, LLC (the “Distributor”); that he is a Vice President of such Distributor; and that all action by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ RICHARD J. BERTHY
Name:	Richard J. Berthy
Title:	Vice President

EXHIBIT B

DESCRIPTION OF THE INITIAL FUND AND ITS UNDERLYING INDEX

A.	The Initial Fund.

The initial fund will be the NASDAQ OMX® Industry Leaders® Index Fund (the “Initial Fund”).  The Initial Fund seeks investment results that correspond generally to the price and yield information, before fees and expenses, of its Underlying Index, the NASDAQ OMX® Industry Leaders® Index.

B.	Description of the NASDAQ OMX Industry Leaders® Index Methodology.

Index Description

The NASDAQ OMX Industry Leaders® Index (the “Initial Index”) is a quantitatively based index designed to track the performance of securities whose criteria meet the patented investment strategy for balance sheet strength and industry allocation developed by Claremont Investment Partners, L.L.C (the “Advisor”).  The Initial Index has an allocation and selection process that is based on industry fundamental values and credit worthiness.80

Index Calculation

The Initial Index is a fundamentally weighted index.  The value of the Initial Index equals the aggregate value of the Index share weights, also known as the “Index Shares,” of each of the Component Securities,81 multiplied by each such security’s Last Sale Price82, and divided by the divisor of the Index.  The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude which is more desirable for reporting purposes.  If trading in a Component Security is halted on its primary listing market, the most recent Last Sale Price for that security is used for all index computations until trading on such market resumes.  Likewise, the most recent Last Sale Price is used if trading in a security is halted on its primary listing market before the market is open.  The Initial Index began on December 31, 1998 at a base value of 476.70.

The formula for index value is as follows:

80	US Patent 7,107,229 B1, “Apparatus and Method for Creating and Managing a Financial Instrument”, Gerald P. Sullivan, Inventor, filed July 25, 2000.
81	The component securities of an Underlying Index are referred to as “Component Securities.”
82	For purposes of this document, “Last Sale Price” refers to the following:

For a security listed on the NASDAQ Stock Market, Inc. (“NASDAQ”), it is the last sale price on NASDAQ, which normally would be the Nasdaq Official Closing Price (“NOCP”) when NASDAQ is closed.  For any New York Stock Exchange (“NYSE”) listed or NYSE Arca-listed security, it is the last regular way trade reported on such security’s primary U.S. listing market.  If a security does not trade on its primary listing market on a given day, the most recent last sale price from the primary listing market (adjusted for corporate actions, if any) is used.

Aggregate Adjusted Market Value/Divisor

The formula for the divisor is as follows:

(Market Value after Adjustments/Market Value before Adjustments) X Divisor before Adjustments

Two versions of the index are calculated – a price return index and a total return index.  The price return index (NASDAQ: NILI) is ordinarily calculated without regard to cash dividends on Component Securities.  The total return index (NASDAQ: NILX) reinvests cash dividends on the ex-date.  Both indexes reinvest extraordinary cash distributions.

The Initial Index is calculated during the trading day and is disseminated once per second from 09:30:01 to 17:16:00 ET.  The closing value of the Initial Index may change up until 17:15:00 ET, due to corrections to the Last Sale Price of the Component Securities.

Eligibility

Index eligibility is limited to specific security types only.  The security types eligible for the Initial Index include domestic common stocks, foreign stocks for which the primary exchange is in the US, tracking stocks shares of beneficial interest or limited partnership interests, units of beneficial interest or limited partnership interest and REITS.  Security types not included in the Initial Index are closed-end funds, American Depository Receipts, convertible debentures, exchange traded funds, ordinary shares, preferred stocks, rights, warrants, units and other derivative securities.

Initial Eligibility Criteria

To be eligible for inclusion in the Initial Index, a stock must be listed on NASDAQ, NYSE or NYSE-Arca and meet the Advisor’s proprietary screening process for balance sheet strength and industry allocation (the “Eligibility Criteria”).  The index weight for a particular stock is determined by fundamental factors of the company and the industry the company resides in.

Index Evaluation

The Component Securities are evaluated monthly by the “Index Administrator” (the employee of the Advisor with ultimate responsibility for the Indexes and Quantitative Methodology) or the “Index Staff” (those employees of the Advisor appointed to assist the Index Administrator in the performance of his/her duties) according to its screening process (the “Evaluation”).

Security additions and deletions are made effective after the close of trading on the last trading day in each month.  Furthermore, the Index Administrator reserves the right to add or delete a stock from the Initial Index at other times in special circumstances.  Neither the Index

Administrator nor the Calculation Agent83 will disclose any information concerning the identity of companies that meet the selection criteria to the Advisor’s Advisory Personnel84 or a sub-advisor before such information is publicly disclosed on the Fund’s website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public.

Additionally, if at any time during the year other than the Evaluation, a Component Security no longer meets the Eligibility Criteria, or is otherwise determined to have become ineligible for inclusion in the Index, the security can be removed from the Initial Index.  If a Component Security is removed, it will not be replaced.  In all cases, a security is removed from the Initial Index at its Last Sale Price.

Index Maintenance

Index Share changes are made at the end of each month when the Initial Index is rebalanced, however changes arising from stock dividends and stock splits are made to the Index on the evening prior to the effective date of such corporate action.  In the case of certain spin-offs or rights issuances, the price of the Component Security is adjusted and a corresponding adjustment is made to the Index Shares such that the weight of the Component Security will not change as a result of the action.

In the case of a special cash dividend, a determination is made on an individual basis whether to make a change to the price of an Component Security in accordance with its Index dividend policy.  If it is determined that a change will be made, a corresponding adjustment will be made to the Index Shares of the security such that the weight of the Component Security will not change as a result of the action.  Any such change will become effective on the ex-date.

All changes are made after market close and are reflected in the Initial Index prior to market open the following morning.  The new Component Securities and their approximate new weightings will be announced at least two (2) days prior to any Index reconstitution date or rebalance date, and then again, with definitive weights, after the close on each reconstitution date or rebalance date and before the opening on the next day to the general public and the sub-advisor (on behalf of the Initial Fund) and the Advisory Personnel (on behalf of any Affiliated Accounts).85

Index Rebalancing

The Initial Index is rebalanced after the close of trading each month according to the Advisor’s proprietary weighting methodology.

83	NASDAQ OMX Group, Inc. is the “Calculation Agent.” The Calculation Agent creates, calculates and disseminates the initial Index based on the Quantitative Methodology.

84	“Advisory Personnel” are other employees of the Advisor involved in the portfolio management of the Trust, a Fund, Affiliated Accounts, Unaffiliated Accounts and other advisory clients of the Advisor.

85
“Affiliated Accounts’ refers to  separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c) (1) or 3(c) (7) of the Investment Company Act of 1940, as amended, for which the Advisor acts as investment advisor or sub-advisor.

In administering the Index, the Calculation Agent will exercise reasonable discretion as it deems appropriate to ensure Index integrity.

C.	The Rules-Based Methodology

Overview and Description of Methodology Guide for the NASDAQ OMX Industry Leaders Index

The Index Administrator currently maintains a universe of constituent equities that appear in a large publicly available database of more than 1,500 equity securities.  Companies are aggregated by the industry determined by the database, and on a monthly basis, the data element required by the Initial Index is updated for each company residing in the industry, to represent the most recent quarterly SEC filed data element available on the Bloomberg Professional Service.  The Initial Index uses the “fundamental input”86 or data element of common shareholder’s equity (“CSE”).  CSE is defined as “assets minus liabilities minus preferred stock and minority interests.”

Re-evaluation takes place between the 20th and 25th of each month, in order that the Initial Index weights can be provided to the Calculation Agent within five (5) business days of the last trading day of the month.  This provides time for any discrepancies between the Calculation Agent and the Index Administrator to be resolved before the second to last trading day of the month.  The Initial Index is rebalanced at the close of the last business day of the month.  Component Securities are re-evaluated on a monthly basis as well.

The Index Administrator also draws the credit rating monthly of each company in the universe from Moody’s Investors Service, Standard and Poor’s, and Fitch Ratings.  The Index Administrator calculates a proprietary rating on selected potential “Industry Leaders” that have a large cash position on their balance sheet and no debt outstanding, and no rating agency determined debt rating.  Only companies that carry a rating of “Single A or better” by one of the listed rating agencies or are determined by the Index Administrator to have a balance sheet that would carry an “A or better” rating are allowed as constituents of the Initial Index, as a “Satisfactory Company.”

The CSE is aggregated for each industry, and a process to select the credit worthiness of each industry begins.

Historically the Initial Index has contained between 40 and 70 industries, and the majority of industries had one “Satisfactory Company”, being defined as either (1) the company with the largest CSE and a credit rating of “A or better;” or (2) the second largest company by CSE and a credit rating of “A or better.”  On rare occasions, if the CSE of the second Satisfactory Company is within 2% of the first Satisfactory Company, then the two largest companies by CSE and a credit rating of “A or better” will share the industry’s representation, and the index weight is shared between the two Satisfactory Companies.

86	US Patent 7,107,229 B1, “Apparatus and Method for Creating and Managing a Financial Instrument”, Gerald P. Sullivan, Inventor, filed July 25, 2000.

The majority of industries that did not have a Satisfactory Company in the first two largest companies (based on CSE) will generally be eliminated from the universe of industries.  This refinement reduced the industry pool down to “high quality” industries based on their credit quality and balance sheet strength.

The aggregation of the total CSE for all satisfactory industries is defined as the Universe Total.  The Weighting of a selected industry is determined by the total CSE of the industry divided by the universe total.

The Initial Index has a maximum weight for any one constituent of 2.5%, and a weight of 2.25% is used as a benchmark target maximum weight.  This maximum allows month end rebalancing to be below the maximum of 2.5%, which is a fundamental investment restriction and cannot be exceeded through trading on month end.  The company maximum forces larger industries (with CSE greater than 2.25% of the total) to have more than one representative company, the maximum industry representatives is 5, making the industry maximum 11.25% of the total universe.  Each industry is given a “pass” for each 2.25% of the universe that the industry represents, meaning that each industry can have an Industry Leader determined from the largest 2 companies.  For each multiple of 2.25% that the industry represents, an additional pass is allowed.  Passes are used to “pass over” an Unsatisfactory Company to select Satisfactory Industry Leaders.

A Satisfactory Industry can have one position that is unassigned.  That means that an Industry with 2 places for constituent companies can have one position filled and the other unassigned.  An industry with 4 companies can have 3 assigned and one unassigned.  An industry that needs 3 companies is eliminated from the universe if there are not at least 2 Satisfactory Companies.

The positions that are unassigned as well as the differential from actual to the 11.25% limit (if an industry reached the maximum allowed) are aggregated and are redeployed to the index as a final process, the “redistribution of excesses”.  Half of the “excesses” are assigned evenly to companies that carry a 2.25% weight, and the other 50% is distributed evenly across the remaining companies.

The resulting Index Factor Weights are provided to the Calculation Agent, and the monthly index process is completed.